SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SBA
                                 Amendment No. 3



                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                             Small Business Issuers
             Under Section 12(b) or 12(g) of the Securities Exchange
                                   Act of 1934


                     PINECREST INVESTMENT GROUP, INC. f/k/a
                       SYNTHETIC FLOWERS OF AMERICA, INC.
                 (Name of Small Business Issuer in its Charter)

           Florida                                        59-3467929
 ---------------------------------               ----------------------------
  (State or other jurisdiction of                       (IRS Employer
  incorporation or organization)                     Identification Number)

                   1211 Tech Blvd., Suite 101, Tampa, FL 33619
                   -------------------------------------------
                    (Address of Principal Executive Offices)

                                 (813) 620-0044
                                 --------------
                           (Issuer's Telephone Number)


Securities to be registered pursuant to Section 12(b) of the Act:

 Title of each class to be registered:       Name of each exchange on which
                                              each class is to be registered:

                  N/A                                      N/A
 -------------------------------------    ------------------------------------


Securities to be registered pursuant to Section 12(g) of the Act:

                                  Common Stock
--------------------------------------------------------------------------------

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                                                                               2
                                     PART I


Item 1.  DESCRIPTION OF BUSINESS.

INTRODUCTION

Pinecrest Investment Group, Inc. ("Pinecrest" or the "Company") has acquired new techniques in hydroponic (soil-free) farming for growing gourmet produce and medicinal quality plants. Through the use of its newly acquired hydroponic growing system, Pinecrest will build Hydroponic Food Production Facilities to produce herbs, lettuces, edible flowers, gourmet vegetables and medicinal herbs. This growing system combines over 80 micronutrients and vitamins needed to produce quality plants and a system whereby each plant is fed on exact time intervals and with the proper volume dosages needed for each plant to reach its optimum growth.

HISTORICAL BACKGROUND

The Company was incorporated on September 9, 1997, in the State of Florida under the name of Synthetic Flowers of America, Inc. ("Synthetic Flowers") for the purpose of producing and selling silk flowers. In connection with its original organization, 4,000,000 shares of common stock of Synthetic Flowers was issued to Sheila Langley, the original President of the Company, for services provided and reimbursement of organizational costs and stock offering costs incurred by the Company, but paid for by Langley.

On January 15, 1999, a Stock Purchase Agreement was entered into between Synthetic Flowers, Sheila Langley ("the Selling Shareholder") and David Howe ("the Buyer") wherein the Selling Shareholder agreed to sell up to a total of 3,680,000 of her 4,000,000 restricted shares to the Buyer and several independent investors for $150,000 cash. At the time of the transaction, Synthetic Flowers was a non-reporting public company listed on the OTC Bulletin Board under the trading symbol "SYFA." In conjunction therewith, the following actions took place: (i) the name of the Company was changed to Pinecrest Investment Group, Inc., (ii) new officers and directors were elected, (iii) the corporate office location and registered agent were changed, and (iv) and the Articles of Incorporation were amended to provide that the aggregate number of shares of common stock that the Corporation is authorized to have outstanding at any one time be increased from 50,000,000 to 100,000,000 at $.001 par value per share, and that 25,000,000 shares of preferred stock be authorized to be outstanding at $.001 par value per share.

On March 2, 1999, Pinecrest reacquired 2,185,000 shares of restricted common stock from its President, David B. Howe and several independent investors for $90,000 (the cost to David B. Howe) payable as follows: $30,000 cash and a note in the principal amount of $60,000 bearing 10% simple interest, due September 2, 2000. These shares were originally acquired by Mr. Howe and the investors in connection with the purchase of control of the Company.

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                                                                               3

Also, on March 2, 1999, the Company entered into agreements with Michael Foundation, Limited, a West Indies corporation, and Tillman & Associates, Inc., a Florida corporation, for the purchase of certain hydroponics information and technology at a total purchase price of $3,437,500. The purchase price with Michael Foundation, Limited, consisted of 2,185,000 shares of restricted common stock with a market value at that time of $1.50 per share. The purchase price with Tillman & Associates, Inc. consisted of 50,000 shares of restricted common stock with a market value at that time of $1.50 per share plus a promissory note in the amount of $85,000. The hydroponics information and technology purchase included proprietary hydroponic growth solution formulas, trade secrets, equipment and greenhouse specifications and crop and equipment maintenance plans and programs.

The technology was developed over a three and one-half year period beginning in late 1995. Initially, Michael Foundation, Limited, prompted by reports of restaurant industry dissatisfaction with adequate supplies of high quality produce and herbs, funded the development of the technology. Subsequent to satisfactory confirmation that opportunities did exist, Michael Foundation, Limited began funding the scientific development of hydroponic growing techniques ("technology"). The initial facility for the utilization of the technology was near Tampa, Florida and consisted of several simply designed screened greenhouses with a primary product focus of herbs. In developing the technology, numerous varieties of herbs were grown using variations in shading and temperature, various nutrient growth formulas, manipulations of the various nutrient growth formulas between harvests, various hydroponic growing methods and the manipulation of those methods to develop proprietary techniques and trade secrets designed to produce the maximum volume of production while maintaining an extremely high quality product.


During the early stages of the use of the technology, many of the products were sold to the Farmers' Market in Tampa and even as far away as Chicago, Illinois. In addition, products were sold through brokers and a few marketing entities to several Walt Disney World restaurants, some Marriott restaurants, and numerous other four and five star restaurants and resorts throughout central Florida and in the Atlanta, Georgia area.

In the fall of 1997, Tillman & Associates, Inc. ("TAI"), a financial and management consulting firm owned and operated by Thomas M. Tillman in Tampa, Florida, was hired by the Michael Foundation, Limited to prepare a business plan from which a business model could be developed for the eventual implementation of the growing technology. Tillman realized that while the technology was sound and complete, a wider product line and a more advanced facility design were needed. Through exhaustive efforts through the Internet, discussions with numerous long-time farmers, university professors, agricultural extension agents and potential customers, TAI played a primary role in expanding the product line to include various lettuce crops and to oversee testing and further development of the technology. In addition, with information and guidance from a number of chemical, mechanical and electrical engineers and several manufacturers of greenhouses, cooling pads, lighting and shade systems, TAI designed a greenhouse that will enable Pinecrest Farms, Inc. to maximize the use of the technology.

In November, 1999, Thomas M. Tillman, the President of TAI was hired as the President of Pinecrest Farms, Inc.

In August 1998, Mr. Tillman enlisted the advice and consultation of Joseph A. Harris, a farmer with over 26 years of experience in conventional dirt farming. Mr. Harris had previously experimented with an irrigation technique known as "fertigation". Fertigation involves mixing liquid fertilizer directly with the water supply. Mr. Harris was one of the first farmers in the central Florida area to implement fertigation as a primary method of irrigation and fertilization in a large scale farming operation. Since 1994, Mr. Harris has served as an agricultural and business consultant to farmers specializing in the analysis of available market demand for various products and techniques used to increase product yields.

More recently, Mr. Harris has experimented with hydroponics farming as a means to control pest, disease and fungi problems while increasing yields and quality in a controlled environment.

The primary purpose of consulting with Mr. Harris was to evaluate the operational feasibility of a large-scale operation using the technology and evaluating the maximum potential of the technology relative to produce volume. Mr. Harris' evaluation revealed that using the Company's growing system, the cultivation cycle for most of the products grown by the Company is approximately 120 days, with approximately 30 days from planting to the first harvest and 90 days for harvesting with an average harvest of once per week. Based on this calculation, Mr. Harris concluded that the Company could anticipate three 90-day harvesting cycles with an average of 13 harvests per cycle or 39 harvests per year for most of its herb and lettuce crops.


An independent expert analysis opinion, dated January 22, 1999, was performed by Jerry E. Pruitt, an Agricultural Consultant from Marbury, Maryland. Mr. Pruitt was paid $4,900 by Michael Foundation, Limited for his report and opinion and was instructed by Michael Foundation, Limited to evaluate whether the hydroponics technology developed by Michael Foundation had any commercial value above that of current growing systems and/or methods, and instructed to estimate such excess value, if any, based upon estimated net operating profits and return on investment. Mr. Pruitt's early training in horticulture and advanced growing systems was with the Maryland and Virginia Extension Services which were controlled by the Virginia Polytechnical Institute and Virginia State University. Mr. Pruitt has consulted with the states of Pennsylvania, Maryland, Virginia and the District of Columbia regarding maintenance and production of a variety of growing systems. Over the past twenty years, Mr. Pruitt was responsible for the development of a growing system designed to produce a stronger variety of azaleas used to create a wholesale market in the states of Virginia, Maryland and Pennsylvania. Mr. Pruitt's professional experience with hydroponic farming and previous independent testing has, at times, provided similar results to that of the technology developed by Michael Foundation. Being familiar with similar technology, and based on Mr. Pruitt's personal, educational and professional experience with various

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                                                                               5

hydroponics technologies and discussions with individuals at the growing facility, Mr. Pruitt did not conduct any field inspection of Michael Foundation's prototype facility in that he did not think it was necessary to verify the practical application of their technology. Rather, he believed the scientific and procedural aspects of the technology were critical factors in determining the value of the technology. Additionally, Mr. Pruitt did not independently conduct any tests on crops generated from the prototype facility nor did he attempt to replicate or otherwise verify the production levels and quality claims. Mr. Pruitt relied on various production reports, which Mr. Pruitt found satisfactory.


Mr. Pruitt's report and opinion included an evaluation of current methods of production (conventional "dirt" farming) as compared to a typical hydroponics farming operation and to the new technology developed and used by the Company, as it related to economic profitability. He indicates his theory behind this comparative exercise was to establish whether there was any real value in the new technology by virtue of whether its technological, as well as operational, theories were sound and would, in fact, produce consistent net operating profits and returns on investment above that of other methods currently in use. Mr. Pruitt's report indicates that he analyzed designs and theories related to the feeding system, nutrient mixes, nutrient feeding schedules, nutrient purification system, harvesting and plant maintenance schedules and processing and packaging methods, and that he found all designs and theories to be sound. Mr. Pruitt's valuation of the technology at $3.2 million was based on the crop production methods of conventional and hydroponics farming, infrastructure and equipment costs, comparisons of expected annual production and revenues and the functional values of a single facility.


In March 1999, the Company entered into a revolving line of credit arrangement with Perfect Produce, Inc., which called for a maximum credit line of $100,000. Interest on the credit line was at 8% per annum with the entire principal and interest due in full on or before October 1, 1999. From the inception of this loan through August 12, 1999, a total of $83,052.74 was borrowed against this line of credit and a total of $38,825.68 was repaid. On August 12, 1999, the principal balance due of $44,227.06 plus accrued interest of $1,002.37 was paid in full in connection with a convertible line of credit arrangement with Michael Foundation, Limited.


In March 1999, the Company entered into a convertible line of credit arrangement with Michael Foundation, Limited, a major stockholder of the Company. This credit arrangement called for Michael Foundation, Limited to provide working capital for the Company while it was arranging for acceptable long-term funding for its Phase I construction and working capital needs until the Company attained positive cash flow. This line of credit was for a total of $900,000, which amount could be converted into restricted shares of common stock of the Company at a price of $6.00 per share. During the month of March 1999, the Company's stock averaged a closing bid price of $3.70. By the end of November 1999, the Company had borrowed approximately $300,000 against the Michael Foundation, Limited line of credit. In December 1999, the line of credit arrangement with Michael Foundation, Limited, was modified to call for the

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                                                                               6

absolute purchase of 150,000 shares of restricted common stock by Michael Foundation, Limited at a price of $6.00 per share for a total of $900,000. During the month of December 1999, the Company's stock averaged a closing bid price of $9.64 per share. As of the date hereof the shares have been delivered to Michael Foundation, Limited and the Subscription Receivable paid.


On April 8, 1999, Articles of Incorporation were filed for Pinecrest Farms, Inc., ("Pinecrest Farms") a Florida corporation, which is a wholly owned subsidiary of Pinecrest Investment Group, Inc. This entity was formed for the purpose of owning and operating the produce farms. The growing technology and the land for the farms are owned by the Company.

On April 9, 1999, the Company purchased approximately 40 acres of land located in Lithia, Florida, approximately 20 miles southeast of its Tampa, Florida corporate offices from Hopewell Land Partners. The land is the site of the Company's first Hydroponic Food Production Facility and will be comprised of 19 greenhouse ranges, a 10,000 square foot packing and distribution building and temporary administrative offices for its farming operations. Each greenhouse range will contain 30,000 square feet of harvestable production area.

Phase I calls for the construction of the first two ranges (60,000 square feet of harvestable production area), which was placed into operation in August 2000, as well as obtaining building permits for Phases II and III. The first range in Phase I was completed in June 2000 and product sales began in July 2000. The second range was complete and fully operational in August 2000.

Phase II will be comprised of five more ranges and will increase the harvestable production area by an additional 150,000 square feet and is anticipated to be completed and operational by the first quarter of 2002.

Phase III encompasses the remaining 12 greenhouse ranges and 360,000 square feet. Phase III is expected to be completed by the summer of 2002.

On January 10, 2000, the Company's Board of Directors approved a 5 for 4 stock split for shareholders of record on December 31, 1999, with any fractional shares being rounded up to the next whole share. After giving effect to this transaction, the total common shares outstanding as of March 31, 2000 were 7,530,709.


On January 26, 2000, the Company amended its Articles of Incorporation to authorize a class of preferred shares consisting of 10,000,000 shares with no par value per share. (See details under "Information Statement" under Part II, Item 2, Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.)


In April 2000, the Company entered into a convertible line of credit arrangement with Michael Foundation, Limited, a major stockholder of the Company. This credit arrangement called for Michael Foundation, Limited to provide working capital for the

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                                                                               7

Company while it was arranging for acceptable long-term funding for its Phase I construction and working capital needs until the Company attained positive cash flow. This line of credit was for a total of $1,500,000, which amount could be converted into restricted common stock of the Company at a price of $6.00 per share. During the month of April 2000, the Company's stock averaged a closing bid price of $9.14. By the end of June 2000, the Company had borrowed approximately $735,766 against the Michael Foundation, Limited line of credit. In June 2000, Michael Foundation, Limited exercised its right to convert the outstanding balance as of June 30, 2000, plus interest of approximately $8,991 for a total of approximately $744,758 into 124,127 shares of restricted common stock at a price of $6.00 per share. During the month of June 2000, the Company's stock averaged a closing bid price of $9.58 per share. Although the balance due was converted to restricted common shares as of the year ended June 30, 2000, the 124,127 common shares were not physically issued until July 17, 2000. Pursuant to FASB EITF 98-5, $503,230.96 in interest expense was recorded during the three-month period from April 1, 2000 through June 30, 2000 as a beneficial feature of the convertible line of credit arrangement with Michael Foundation Limited.

On October 6, 2000, Michael Foundation, Limited exercised its right to convert the balance of $664,602 on the line of credit as of September 30, 2000, including approximately $9,506.98 in accrued interest, into 110,768 shares of restricted common stock at a price of $6.00 per share. The issuance of these shares have been included in the September 30, 2000 financial statements. However, as of the date hereof, these shares have not been issued.

On January 9, 2001, Michael Foundation, Limited exercised its right to convert the balance of $691,151 on the line of credit as of December 31, 2000, including approximately $9,305.21 in accrued interest, into 115,192 shares of restricted common stock at a price of $6.00 per share. The issuance of these shares have been included in the December 31, 2000 financial statements. However, as of the date hereof, these shares have not been issued.

Production operations began in July 2000. During the three-month period from July 1, 2000 through September 30, 2000 the Company generated cash from financing activities in the amount of $664,602 inclusive of the funds raised through Michael Foundation, Limited pursuant to the previously referenced convertible line of credit arrangement and cash from operations of $1,221.65. Total sales from operations for this period totaled approximately $ $6,841. Trade accounts receivable as of September 30, 2000 totaled approximately $5,641.30. The Company posted a $ 572,294 deficit from operations for this three-month period. Pursuant to FASB EITF 98-5, $191,778.71 in interest expense was recorded during the three-month period from July 1, 2000 through September 30, 2000 as a beneficial feature of the convertible line of credit arrangement with Michael Foundation Limited.

During the nine-month period ended March 31, 2001 the Company generated cash from financing activities in the amount of $833,464 inclusive of the funds raised through Michael Foundation, Limited pursuant to the previously referenced convertible line of

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                                                                               8

credit arrangement and cash from operations of $219,231. Total sales from operations for this period totaled approximately $262,521. Trade accounts receivable as of March 31, 2001 totaled approximately $43,290. Net loss for the nine month period ended March 31, 2001 was $2,148,744 or $.258 per share compared to a net loss of $350,735 or $.059 per share for the nine months ended March 31, 2000. The increased losses for the nine months ended March 31, 2001 were attributable to a larger interest expense, increased salary expenses resulting from the commencement of production, costs related to unsold crops and increased depreciation and amortization compared to the same period last year. The Company posted a $1,524,019 deficit from operations for this nine-month period. Pursuant to FASB EITF 98-5, $290,875 in interest expense was recorded during the nine-month period from July 1, 2000 through March 31, 2001 as a beneficial feature of the convertible line of credit arrangement with Michael Foundation Limited.

We have made arrangements with Michael Foundation Limited to provide us with approximately $1,000,000 in additional cash, if needed.

The Company currently has over 60 customers that include Walt Disney World, Disney Cruise Lines, various Marriott and Wyndham resorts and hotels, Grosvenor Resorts, Caribe Royale, The Peabody Orlando and the Don Cesar Hotel and a national food service distributor to name a few. The Company is currently finalizing arrangements with the Orange County Convention Center in Orlando, Florida, Carnival Cruise Lines, Carrabba's Italian Restaurants, Macaroni Grill, Darden Restaurants, two additional local food distributors and two additional national food distributors. In addition, the Company was asked to submit an application to Avendra, a national purchasing service provider founded by Marriott International, Hyatt Hotels Corporation, ClubCorp USA, Inc., Bass Hotels & Resorts and Fairmont Hotels & Resorts to be a preferred provider of herbs, lettuces and specialty produce for the Florida market. The Company submitted its application on February 20, 2001.


The Company has previously announced that it was considering joint ventures with several entities as technology partners in various geographical locations. At this time, the Company has determined that it is not in the best interest of the Company to pursue and/or consummate any joint ventures.

There have been no bankruptcies, receiverships or similar proceedings in this company.

INDUSTRY OVERVIEW


Hydroponics is the method of growing plants without soil and is a more efficient way to provide water and nutrients to plants. Instead of using soil where a plant must first grow a large root system to find food and water, hydroponics uses a wet growing medium and specially prepared nutrient solutions that go directly to the roots of the plant. This enables the plant to spend more energy growing above the surface, producing more vegetation and larger flowers and vegetables. Because root systems are compact in size in the hydroponic growing environment, plants may be grown closer together, yielding greater

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                                                                               9

crops per square foot, as well as growing up to twice as quickly due to the high levels of oxygen in the root system.


Other advantages of a hydroponic growing system are (i) because there is no soil, there will be no weeds or soil-borne pests and disease, and (ii) plants will maintain optimum nutrient and moisture levels which produces healthier plants, faster growing plants and plants that will be more disease resistant as they are not stressed by drought. Because of these advantages, hydroponic produce has a longer shelf life than soil-grown produce.

BUSINESS OVERVIEW


Pinecrest's proprietary growing system centers on the design of high-tech greenhouses and specific nutrient feeding formula and feeding schedules. Pinecrest's greenhouses differ from traditional greenhouses. Whereas traditional greenhouses have a screening and translucent cover, Pinecrest's design has a microscreen to keep out virtually all insects and a special roof to allow sunlight in without the damaging ultraviolet rays that can burn leaves and cause a waxy buildup on the plants, both of which deplete the plant of its essential oils that provide flavor and nutrition. Pinecrest's feeding system is designed to precisely monitor correct dosages of specific nutrients for delivery to plants based on their individual needs.


Pinecrest's proprietary growing system is a closed environment without polluted water, airborne pesticides or mechanically induced non-organic chemicals. Due to the closed environment, Pinecrest's methods provides: (i) the elimination of damage control of infestation by the addition of insects that are natural predators to plant-eating insects, (ii) limited organic pesticides, and (iii) the inclusion of barrier plants which are not only discouraging to insects but are harvestable as well; such as rosemary as a shrub line and marigolds and dandelions as edible flowers.

The Company's farming system encompasses greenhouse design, nutritional supplements, feeding cycles and dosages and environmental effects. A three and a half year study of this new hydroponic growing system was conducted in Florida with experts from the University of Florida, Disney World's Land Pavilion, Florida Southern College and the University of Utah, as well as several experienced farmers who contributed their time to review and analyze the theories and the system. Other research contributors included individuals from the fields of mechanical, electrical and chemical engineering, finance and accounting, nutrition, organic fertilization and pest control, and hydroponic and greenhouse equipment manufacturers. These individuals performed detailed analyses of the technical, structural, fiscal and nutritional aspects of the technology and the greenhouse design. The contributions of these participants was to evaluate the technology and system that was developed through the efforts financed by Michael Foundation, Limited, and subsequently sold to Pinecrest. No actual development was obtained from these individuals, and any and all rights to the acquired technology belonged to Michael Foundation and, subsequently to Pinecrest. There are no publications of any part of the information and knowledge that comprise the technology as it is considered highly valuable trade secrets.

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                                                                              10


During this testing phase, the produce was used by Walt Disney World, Renaissance Vinoy Hotel, Hyatt Regency, Marriott World Center, and Carrabba's Italian Grills. Most of the products used during the testing phase had a 120-day cultivation cycle of which 30 days is a waiting time between the seeds being planted and the first harvest. During this time, the growing facilities were not large enough to adequately rotate the crop production to achieve a constant supply of produce for the testing sites and at times, very little produce was available in certain crops. Participants indicated a desire for a more constant supply of produce than we were able to provide during the testing phase. However, now that the growing facilities have been expanded, there is a constant, stable supply of products available for their use.

As stated in the Technology Report contained on our website, yields per month of 1 lb. per square foot have been achieved with various products during the controlled testing phase. Multiplied out on an annual basis, this would equate to 360,000 lbs. per acre. We estimate, after allowances for crop rotations, unsold product reserves, three (3) month allowance for downtime, and spoilage, which we believe equates to approximately a 40% loss factor, our annual yields of saleable product would be approximately 216,000 lbs. per acre. Because we have only had approximately one year of production, the anticipated yields can be considered based on theoretical modeling rather than demonstrated through consistent statistically reliable test results. However, our results over the past year have been consistent with our estimates.


OPERATIONAL OVERVIEW

Pinecrest's  business  operations will be categorized  into the following areas:
Hydroponic Food Production Facilities (HFPF), Product Mix and Cost of Production, Nutrient Mix and Feeding Schedules, Greenhouse Design, Method of Irrigation, Product Distribution and Delivery, Marketing and Personnel and Administration.

The Company anticipates that a typical HFPF location will be built on a 40 to 50 acre tract of land. These tracts would contain up to approximately 750,000 square feet of harvestable hydroponic growing area, as well as approximately 40,000 square feet of administrative and processing buildings. Roughly one-half of each site is dedicated to hydroponic facilities. Depending on local building codes and ordinances, the remainder of the site will be needed for parking, storm water retention and office facilities.

The Company anticipates its product mix to include herbs, gourmet lettuces, herbal medicinals, edible flowers and plants for medicinal derivatives. Product mix during the first six months of production will be limited to herbs and lettuces with approximately 80% of production concentrated in lettuces and spinach. It is anticipated that the basic crop mix for the lettuce crops will be 60% spring mix/mesclun mix, 30% romaine lettuce and 10% spinach.

INITIAL FACILITY

The location for Pinecrest's initial hydroponic herb and lettuce production facility is on County Road 640 approximately one mile east of State Road 39 in the community of Lithia, in southeastern Hillsborough County, Florida. This 40-acre tract of land was purchased in April 1999 for $360,000. Pinecrest provided $72,000 as a down payment and the seller, Hopewell Land Partners, Limited, provided purchase money mortgage financing for the balance of $288,000.


Pinecrest received building and development permits from Hillsborough County with respect to the Lithia property in March 2000. The permits allow for a total of 19 greenhouse ranges (10 greenhouse hoops per range) and a 40,000 square foot processing/distribution facility including offices. Construction on the first two greenhouse ranges began immediately after permitting. The first range in Phase I was completed in June 2000 and product sales began in July 2000. The second range was completed and became fully operational in August 2000.

Fifty (50) acres of hydroponic farm can be expected to produce as much as 900,000 pounds of product per month or up to 10 million pounds per year and at today's produce prices potentially $50 million in annual sales. Because we have only had approximately one year of production, the anticipated yields can be considered based on theoretical modeling rather than demonstrated through consistent statistically reliable test results. However, our results over the past year have been consistent with our estimates.


GREENHOUSE DESIGN


The typical greenhouse structure consists of 10 hoop-style greenhouse buildings ("hoops"). Each hoop is 30 feet in width, 120 feet in length with 10-foot high sidewalls and 20-foot gable peaks to keep hot air off of the crops. When gutter-connected together, these 10 buildings make up a "range." The dimensions of each range are 120 feet wide by 300 feet long. The interior area of each range is approximately 36,000 square feet with harvestable area of approximately 30,000 square feet.


In addition, each range has a 300-foot long by 12-foot wide screened lean-to that serves as an intake chamber for air going through the cooling pads. The cooling pads help keep temperatures down during the hot Florida summer months.


The roofs of the buildings are made of a double layer of polyvinyl sheeting that is inflated to provide a small degree of insulation without significantly reducing beneficial solar rays. The sidewalls are similarly constructed using polyvinyl sheeting permanently attached. The end walls are made of corrugated polycarbonate panels. The polyvinyl sheeting for the roof and sidewalls has a useful life of approximately 5 years and will cost approximately $6,000, including labor, to replace. The corrugated polycarbonate panels used on the end walls should last in excess of 15 years and would cost approximately $14,000 to replace at today's costs.

Air circulation is provided by greenhouse exhaust fans in each greenhouse range (3 fans per greenhouse hoop). These fans draw air into the lean-to intake chamber and through the cooling pads. As the air passes through the cooling pads, water from the cooling pads is absorbed and carried into the greenhouse growing area. As the water evaporates in the greenhouse, the greenhouse is cooled. The water-depleted air is then pulled out of the greenhouse by the exhaust fans. The air inside the greenhouses is completely exchanged for fresh air approximately every 53 seconds. This system, when used in conjunction with an automatic shade system that closes when the temperature inside the greenhouse reaches certain levels and cuts out approximately 55% of the sunlight, enables us to maintain temperatures inside the greenhouses of less than 90 degrees Fahrenheit at the plant level. The humidity levels vary greatly. The air inside of the greenhouses tends to be more humid than the air outside the greenhouse since the air entering the greenhouse is absorbing water as it passes through the cooling pads. However, extra humidity inside of the greenhouse does not in itself create a significant problem as long as the temperatures inside of the greenhouse are maintained at desired levels. In addition, circulating fans are located throughout each greenhouse range to keep air constantly moving within the greenhouse growing area.

FEEDING SYSTEM


The actual mix of nutritional supplements and feeding schedules needed for optimum growth varies with the following criteria: (i) the daily, weekly and seasonal climate, (ii) daily analysis of the water supply at the farm location,
(iii) the desired weight and density of the product at harvest, and (iv) plant absorption rates. Using a hydroponic framework, Pinecrest's research, testing, and experimentation have resulted in an 80+ mineral supplement containing growth-optimizing nutrients not found in most soils or current commercial fertilizing products. Most commercial fertilizing products contain 4 basic components: nitrogen, phosphate, potassium and magnesium. Additional secondary ingredients include sulfur and calcium. In many instances, depending upon the desired result of a particular fertilizer and the coil and/or water composition, iron, zinc, boron, manganese and molybdenum are used. By using Pinecrest's new supplement mixture, maximum growth is achieved. Using the Company's growing system, the cultivation cycle for most of the products grown by the Company is approximately 120 days, with approximately 30 days from planting to the first harvest and 90 days for harvesting, with an average harvest of once per week. In the same square footage where an ordinary soil-based farmer may plant three harvestable crops in one year, the Company anticipates three 90-day harvesting cycles with an average of 13 harvests per cycle or 39 harvests per year for most of its herb and lettuce crops.

The reality of this advancement is that in less than 50 acres of growing facilities, and depending on the products, this process can be expected to grow in excess of 10 million pounds of fine produce per year. When compared to traditional farming, our harvesting rates seem staggering to us. In some cases our growing rates require that we harvest every 5 days in the summer months or almost 30% better than our original estimate.

Over-farming has depleted soil-grown produce of the micronutrients and trace minerals that are needed for proper human health. Pinecrest's growing process schedules the delivery of these micronutrients so that the produce harvested from each greenhouse is a consistently reliable source of micronutrients for the consumer. All micronutrients used are plant derived and non-toxic.

Several methods of feeding were considered. After considerable experimentation and analysis, it was determined that a feed/starve flood/drain system design was the best all-around system. A brief discussion of the reasoning follows.

Many early hydroponic systems used a constant drip method of irrigation or a pool that remained present at all times. One of the problems with these irrigation methods was that beds were constantly wet and it promoted pest and fungi growth. The feed/starve concept of irrigation is based on the idea that if the plants are only fed at certain intervals rather than a constant drip feed, the plants will be heartier and when harvested will survive for a longer period of time before wilting occurs. This will provide a longer shelf life for the crops. In addition, since water/nutrient mix is only present for short periods of time and these periods are few and far between, a significant reduction in pest and fungi problems related to stagnant moisture will be experienced. Another benefit of this irrigation method is a significant reduction in the amount of water and fertilizer needed during the growing process.


A primary variable to be dealt with on a location-by-location basis is the water supply. The Lithia location currently has a 4" well on site that is approximately 100 feet deep and has a current water table at approximately 58 feet deep. In addition, the Lithia location has received permits to drill three additional 4" wells approximately 300 feet deep. The total cost of drilling these wells, installing 5 horsepower submersible pumps and installing a single 2000-gallon water tank will be approximately $30,000. An analysis of the water will be necessary to determine the natural level of sulfur and iron in the water along with the unmodified pH content of the water. The water from the well currently on the Lithia site is ideal for the operation and based upon water from deep wells in close proximity to the site, that water is also expected to be very suitable for such purposes.

The major components in the basic design of the technology is similar to an Ebb and Flow hydroponics system consisting of a Flood and Drain grow bed, non-soil growing medium, plant pots or plug trays and a nutrient reservoir. The nutrient reservoir is used to mix the nutrient fertilizer concentrate into water. A pump is submerged into the nutrient reservoir and connected to a timer. The timer regulates when the nutrient solution flows to the grow beds and to the plants. The pots or plug trays are filled with the non-soil growing medium, and the pots or plug trays are then planted with the desired seeds and placed onto the grow bed. A PVC fill pipe leads from the nutrient reservoir to the bottom of the grow bed. When the submerged pump in the nutrient reservoir is activated, the grow bed fills with water to a point where approximately the bottom 1/2 inch of the pots or plug trays are submerged into the nutrient solution. The growing medium then soaks up the nutrient solution like a sponge and provides it directly to the plant roots. It is imperative that the Ebb and Flow tray is always level. The PVC fill pipe can also be used to drain the unused nutrient solution back into the nutrient reservoir. Temperature and humidity, size and type of the plants and type of growing medium used factor in on how many times a day it comes on.


In addition, specific levels of certain nutrients will be increased or decreased on a daily basis regardless of the makeup of the basic formula for that particular crop in order to thicken the leaves, increase oil content in the plants and increase stamina or shelf life immediately prior to harvesting. Increased oil content means more flavor and a higher quality product. Thicker leaves and increased oil content increases the weight of the produce, which is sold by the pound.

PINECREST PRODUCTS

The product mix of each Pinecrest farm will initially be limited to the categories of herbs, lettuces and spinach. Pinecrest anticipates that lettuces and spinach will comprise approximately 80% of overall production. It is anticipated that the basic crop mix for the lettuce crops will be: 60% spring mix/mesclun mix; 30% romaine lettuce and 10% spinach.

In addition, gourmet herb crops carrying high markup will also be produced. Although the anticipated herb crops will only account for approximately 20% of overall production, approximately one-third of total projected revenues and 40% of total gross profits will be derived from these crops. The initial anticipated crop mix for herbs will be approximately: 26% basil, 20% chives, 20% rosemary, 13% thyme, 8% cilantro, 7.5% mint, 2% sage, 1.5% tarragon, 1.5% dill, .5% chervil and arugula. However, this crop mix may vary somewhat based on customer usage and market trends.


The average production cost of our products is $2.00 per pound.

Pinecrest has recently seen increased demand and inquiry on specialty vegetable crops such as a thin-skinned sweet cucumber, heirloom tomatoes, other specialty tomatoes, baby squash, squash blossoms, and micro-greens. Pinecrest is currently producing these products, as there appears to be a solid market and profit margin for these items.


PRODUCT DELIVERY


One of the Company's primary concerns is with the prompt delivery of fresh, high quality produce. The Company intends that products will be delivered to its customers within 24 hours of the time harvested. The Company has designed an inventory management system for its larger customers, which requires delivery personnel to constantly monitor the customer's product usage and shelf life and replenish as needed while supplementing with additional specific orders. Local delivery will be accomplished using a 14' - 16' refrigerated box truck with regional, bulk deliveries being accomplished by refrigerated semi-truck. The Company plans to lease or purchase the box trucks and to contract for the semi-trucks.

HARVESTING AND PACKAGING METHODS AND PROCEDURES

Leaf crops such as lettuces and most herbs are harvested by hand using extremely sharp knives to avoid unnecessary bruising. The harvested crops are placed in a food-grade plastic bin and placed in a cooler generally within 5-10 minutes of actual harvest. The crops are packed and weighed by hand in appropriate boxes (1/4 lb - 3 lb) in a 54-degree cooler in order to avoid unnecessary spoilage. The boxes are then placed in an appropriate cooler (54 degree or 38 degree) until pulled to make up an order. All products are delivered within 48 hours of harvest and generally within 24 hours of harvest. This ensures that our products are always the freshest available to the customer.

Fruiting crops are picked by hand and packed and stored in the same manner as with leaf crops.

The benches that the crops are grown on roll from side to side to allow easy access to either side of the bench for harvesting and still maintain maximum growing area within the greenhouse.

Due to crop harvest rotation, workers would generally not have to harvest more than 1,000 to 1,500 pounds of product in one day and our projections call for six harvesters plus six packers per greenhouse.

We harvest at waist height and traditional farming of similar products is usually done on the ground. Mechanical harvesters for these crops are not in wide spread use and most harvesting is done by hand. We have already harvested and packed over 500 pounds of product with only six workers in less than six hours.


TARGET MARKETS


Based upon 1997 production estimates reported by the USDA Agricultural Statistic Board in January 1999, the total market for products suitable for production by the Company could exceed $30 billion. This market includes lettuce, herbs, cucumbers, peppers, zucchini, squash, tomatoes and strawberries.

Pinecrest has defined its primary market as four and five-star hotels and resorts. Historically, these establishments use large volumes of herbs, lettuces and gourmet vegetables and usually employ master chefs who concentrate on quality rather than price. An added attraction is that the hydroponics technology allows the crops to grow in a completely soil-free environment, which virtually eliminates need for repeated washing.


Secondary markets are cruise ship lines, smaller restaurants, caterers and retail consumers. These markets are typically more cost conscious and, in some cases, may have lower consumption levels. The Company believes that establishments having lower consumption levels but a reputation for higher quality foods will be attracted to the variety of gourmet lettuce mixes grown by Pinecrest. By offering high volume crops such as spring mix, mesclun mix, romaine lettuce and spinach, it will be affordable for the Company to deliver to smaller volume restaurants because the gourmet herbs and vegetables carry larger profit margins.

The Company will also continue its research and development of producing high potency medicinal herbs and plants.

MARKETING STRATEGY


Pinecrest's primary marketing strategy is to target executive chefs at four and five star resorts and restaurants through distribution of samples and promotional account servicing. The Company targeted an initial customer base in central Florida comprised of several large, high profile restaurants and resorts during the research and development phase. Contact has been maintained and the Company has received strong indication of their business. In fact, in some instances, the potential customers have asked the Company to explore an expanded product line, as discussed above under the PINECREST PRODUCTS section, with comparable or potentially higher profit margins. As of September 2000, Pinecrest had begun to receive purchase orders from Walt Disney World for the delivery of fresh herbs, lettuces and produce to certain of its properties and cruise lines. The Company is currently delivering product to several Walt Disney World resorts, restaurants, and convention centers, Disney Cruise Lines, The Peabody Orlando, The Grosvenor Resort (at Walt Disney World), The Hotel Royal Plaza (a Marriott property at Walt Disney World) and Cafe Creole (Tampa).

As business increases, a significant number of customers will be acquired within a central geographic area prior to having enough volume to justify another farm location. In this situation, a refrigerated semi-truck will transport the products in bulk to a central distribution facility. This facility could be similar to a florist shop in design with a large area in the back portion of the facility to allow for repackaging of the products for delivery to local customers. The front of the facility would provide a small area for retail and walk-in traffic for small customers such as caterers. When volume reaches a level that it can support another farm facility, the Company will determine a centralized location and construct a new facility.

The Company also plans to use Internet marketing to reach customers in remote locations. Public relations articles written on the quality of the products are expected to interest many restaurants.


COMPETITION

The hydroponic produce industry is competitive but fragmented. The Company could face significant competition. The Company's competitors differ depending on product type and geographic market with the primary volume of competition coming from California, Florida, Israel, Central America and Mexico. Several of the Company's competitors are well established and may have greater assets and financial resources than the Company, and larger marketing and research and development budgets.

However, competition in the fresh produce industry is influenced not as much by price, as by the consistent supply of high-quality produce. In many cases, competitor products are delivered from another state, across the U.S. or in some instances from another country. Generally, the produce is not delivered until over a week after it is harvested. Pinecrest Farms expects to be able to deliver its products within 24 hours of the time it is harvested and in many instances within 12 hours.

The Company believes that it can successfully compete in its chosen target markets due to its advanced hydroponic growing techniques that can produce the highest quality produce available, efficient, timely delivery and the ability to meet customers' product demands and price points.

WORLD WIDE WEB

The Company has a World Wide Web home page at http://www.pncr.net. This web page contains basic information about the Company, its latest news, technology, products, investor information and frequently asked questions, as well as how to contact the Company.

TRADEMARKS AND PATENTS

At this time, the Company has no patents or trademarks, however the Company's intellectual property attorneys are reviewing the possibilities of a patent on the nutritional formula used in its growing process.

GOVERNMENT APPROVALS

Other than local business licenses and building permits, the Company is not required to obtain any governmental approval for any of its products or services. The Company does not know of any existing or probable governmental or environmental regulations that would have an effect on its business.

SERVICE AND SUPPORT

The primary concern of the market to be serviced is the prompt delivery of fresh, high quality produce. Generally, the products will be delivered to the customers within 24 hours of the time they are harvested. In addition, the use of an inventory management system for larger customers is anticipated. This system requires the Company's delivery personnel to constantly monitor the customer's product usage volume and shelf life similar to bread truck delivery personnel. Many customers prefer this service because it guarantees the freshest produce and saves time.


Fresh produce must be stored and transported at certain constant temperatures. Most herbs and lettuces must be stored at approximately 37 degrees Fahrenheit. However, basil must be stored at approximately 54 degrees Fahrenheit. In many instances, produce from competitors may be unrefrigerated for several hours after harvest before it is received at a warehouse where all produce is stored in one area, regardless of the specific refrigeration requirements of particular varieties of produce in order to maintain optimum freshness. In addition, temperature variances within the warehouse can be dramatic. The Company will typically deliver in 14'-16' refrigerated box trucks partitioned for zoned cooling to maintain temperatures at desired levels.


Sales and delivery personnel will discuss product and service concerns of customers on a frequent and regular basis in an effort to avoid product quality problems, service issues and to address changing product needs of customers.

SEASONALITY

The Company's product diversification and its ability to grow products year round is such that it does not expect to experience seasonal up or down turns.

SOURCES AND AVAILABILITY OF RAW MATERIALS


The Company's regular operations relies on the availability of seeds, growing media, and nutrient growing solution ingredients in order to grow its products. None of these materials are proprietary; it is how and when they are used that is unique. All of these ingredients are readily available from a wide variety of vendors, none of which are deemed to be a critical single source supplier. Materials used to build the greenhouse ranges are also readily available from numerous vendors across the U.S.


WORKFORCE

The Company currently utilizes the services of Total Employment Company ("TEC"), a Professional Employer Organization based in Tampa, Florida to administer its human resources responsibilities.

A Professional Employer Organization (PEO) is defined as an organization that provides an integrated and cost effective approach to the management and administration of the human resources and employer risk of its clients, by contractually assuming substantial employer rights, responsibilities, and risk, through the establishment and maintenance of an employer relationship with the workers assigned to its clients.

More specifically, a PEO establishes a contractual relationship with its clients whereby the PEO:

      o assigns workers to client locations, and thereby assumes responsibility as an employer for specified purposes of the workers assigned to the client locations;
      o reserves a right of direction and control of the employees and may share such responsibility with the client, consistent with the client's responsibility for its product or service;
      o pays wages and employment taxes of the employee out of its own accounts;

      o reports, collects, and deposits employment taxes with state and federal authorities;
      o establishes and maintains an employment relationship with its employees which is intended to be long term and not temporary; and
      o  retains a right to hire, reassign, and fire the employees.

Businesses today need help managing increasingly complex employee related matters such as personnel management, health benefits, workers' compensation claims, payroll, payroll tax compliance, and unemployment insurance claims. Pinecrest has contracted with a PEO to assume these responsibilities, which then allows more concentration on the revenue-producing side of its operations.


Through  this   relationship   with  TEC,  the  Company   currently   employs  2
administrative individuals in Pinecrest Investment Group, Inc., the parent entity. Pinecrest Farms, Inc., the subsidiary, currently employs 90 employees including the President of the subsidiary. The Company does not currently have nor does it expect to have a collective bargaining agreement with its employees.


All production personnel attend orientation classes describing the practices and procedures designed and used by Pinecrest Farms. Specific product training takes place both in the classroom and in the greenhouses to educate personnel in the following areas: product inspection, product care, product safety, product handling, product testing, product growth rates, product classifications and product harvesting, nutrient systems, pest control management, monitoring techniques, safety issues, water conservation, temperature control systems, lighting and company policy.


It is estimated that each greenhouse range will have an average of fourteen (14) packing and distribution personnel in addition to the appropriate sales, administrative and corporate staff which should bring thousands of good-paying agricultural jobs to the United States.

Item 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.


Introduction

This discussion summarizes the operating results, financial condition and liquidity/cash flow of the Company during the period ending March 31, 2001. This should be read in conjunction with the financial statements and notes thereto included.

Results of Operations

NINE MONTHS ENDED MARCH 31, 2001 COMPARED WITH THE NINE MONTHS ENDED MARCH 31, 2000

We had revenue from operations of $262,521 and a gross profit of $113,866 or 43.4% of sales for the nine months ended March 31, 2001 compared to no revenues during the nine months ended March 31, 2000. We did not have a gross profit during the nine months ended March 31, 2000 because we had not commenced generating revenues.

Selling, general and administrative expenses were $1,600,085 for the nine months ended March 31, 2001 compared to $326,356 for the nine months ended March 31, 2000. The increase is directly attributable to the commencement of operations, which included employee hirings necessary to handle our crop loads. Our interest expense increased $638,146 during the nine months ended March 31, 2001 compared to the same period last year. This increase is directly attributable to the conversion of debt to common stock by the Michael Foundation, Limited at a time when our stock was higher than the $2.00 conversion rate utilized by the Michael Foundation, Limited. The interest expense attributable to this conversion recorded during the nine months ended March 31, 2001 was $290,875.

Net loss for the nine month period ended March 31, 2001 was $2,148,744 or $.258 per share compared to a net loss of $350,735 or $.059 per share for the nine months ended March 31, 2000. The increased losses for the nine months ended March 31, 2001 were attributable to a larger interest expense, increased salary expenses resulting from the commencement of production, costs related to unsold crops and increased depreciation and amortization compared to the same period last year.

THREE MONTHS ENDED MARCH 31, 2001 COMPARED WITH THE THREE MONTHS ENDED MARCH 31, 2000

We had revenue from operations of $154,863 and a gross profit of $68,065 or 44% of sales for the three months ended March 31, 2001 compared to no revenues during the three months ended March 31, 2000. We did not have a gross profit during the three months ended March 31, 2000 because we had not commenced generating revenues.

Selling, general and administrative expenses were $710,411 for the three months ended March 31, 2001 compared to $204,733 for the three months ended March 31, 2000. The increase is directly attributable to the commencement of operations, which included employee hirings necessary to operate the farm. Our interest expense increased $377,184 during the three months ended March 31, 2001 compared to the period last year. This increase is directly attributable to the conversion of debt to common stock by the Michael Foundation Limited at a time when our stock was higher than the $2.00 conversion rate utilized by Michael Foundation Limited.

Net loss for the three month period ended March 31, 2001 was $1,028,170 or $.12 per share compared to a net loss of $213,373 or $.037 per share for the three months ended March 31, 2000. The increased losses for the three months ended March 31, 2001 were attributable to a larger interest expense, increased salary expenses resulting from the commencement of production, costs related to unsold crops and increased depreciation and amortization compared to the same period last year.

Liquidity and Capital Resources

We are a development stage company and our operations and capital expenditures have been completely financed through the use of short-term and long-term credit arrangements as well as the sale and/or exchange of our common stock. Cash generated during the 12-month period ending December 1999 from our financing activities totaled approximately $558,000 (inclusive of the funds raised through Michael Foundation, Limited, plus a subscription receivable due of $437,000). For the six months ended June 30, 2000 we received an aggregate of $1,172,766 through subscription receivables ($437,000) and approximately $735,766 from Michael Foundation Limited pursuant to a convertible line of credit.

During the nine-month period ended March 31, 2001 the Company generated cash from financing activities in the amount of $833,464 inclusive of the funds raised through Michael Foundation, Limited pursuant to the previously referenced convertible line of credit arrangement and cash from operations of $219,231. Total sales from operations for this period totaled approximately $262,521. Trade accounts receivable as of March 31, 2001 totaled approximately $43,290. The Company posted a $1,524,019 deficit from operations for this nine-month period. Pursuant to FASB EITF 98-5, $290,875 in interest expense was recorded during the nine-month period from July 1, 2000 through March 31, 2001 as a beneficial feature of the convertible line of credit arrangement with Michael Foundation Limited.

We have made arrangements with Michael Foundation Limited to provide us with approximately $1,000,000 in additional cash, if needed.

We are pursuing a Federal Rural Development Act Loan or other comparable financing to finance Phase II of the Lithia facility. We have received significant interest in this project and we hope to complete such a transaction within the next few months, although there are no assurances that we will be successful in obtaining such financing. If we are unsuccessful in obtaining this financing, the rate of build-out of Phase II will be slower and resulting revenues and profits would be slower than expected since construction may have to be financed out of profits.

Construction of Phase II has been delayed due to construction materials delays and subcontractor scheduling conflicts created due to the materials delays. However, once Phase II, containing 5 greenhouse ranges, is completed and in operation, total monthly revenues from Phase I and Phase II facilities (a total of 7 greenhouse ranges) are anticipated to be in excess of $700,000 and monthly net income to be in excess of $300,000 ($42,857 per range).

Based on our cash flow projections, Phase III is to be financed out of profits and, therefore, no financing is anticipated at that time.

The Company spent approximately $175,000 on engineers, permitting, materials and equipment which were incorporated into the Phase I Lithia facility and approximately $10,000 on research and development. Additional costs utilized to complete Phase I of the Lithia facility totaled approximately $850,000.

Phase  II  costs  for   greenhouses  and  equipment  are  anticipated  to  total
approximately $400,000 per greenhouse range.

The rate of completion of Phase III will depend greatly upon the timing of the build-out of Phase II. Phase III construction costs will also be approximately $400,000 per greenhouse range. A total of 12 greenhouse ranges will be built in Phase III at a total cost of $4,800,000.


Item 3.  PROPERTIES.


The Company's  principal office is located at 1211 Tech Blvd., Suite 101, Tampa,
Florida  33619,   where  it  leases   approximately   1,200  square  feet  on  a
month-to-month basis.


The Company also owns approximately 40 acres in eastern Hillsborough County, Florida located at 9107 Lithia-Pinecrest Road approximately one and 1/2 mile east of Highway 39 on Highway 640 where it is building its first hydroponic farming facility.


It is projected that each farm location (and 6 total locations are envisioned for the next several years, of the dozens possible) will be managed on 40 to 50 acre sites.

Shipping constraints reduce shelf life, therefore, we envision 6 individual growing points to serve ideal consumption points. These are:

          o      Central Florida
          o      Texas
          o      Mississippi/Louisiana
          o      Nevada

          o      South Carolina
          o      Chicago - Metro


Item 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.


The following table sets forth, as of June 30, 2000, information concerning ownership of the Company's securities by (i) each Director, (ii) each executive officer, (iii) all Directors and executive officers as a group; and (iv) each person known to the Company to be the beneficial owner of more than five percent of each class:

                               Name and Address                          Amount
            Percent
Title of Class            of Beneficial Owner (1)                        Owned
          of Class (2)
--------------      ---------------------------------------
------------        ------------
Common              David B. Howe, Chairman, President and Chief
                    Executive Officer
                    1211 Tech Blvd., Suite 101
                    Tampa, FL  33619
512,500               6.695%

Common              Sheryl B. Salvadore, Secretary, Treasurer
                    and Director
                    1211 Tech Blvd., Suite 101
                    Tampa, FL  33619
12,500               0.163%

Common              Thomas M. Tillman (3)
                    President of Pinecrest Farms, Inc.
                    1211 Tech Blvd., Suite 101
                    Tampa, FL  33619
79,168               1.034%

Common              Robert Goldberg
                    PO Box 17663
                    Clearwater, FL  33762
450,000               5.878%

Common              Walter W. Knitter
                    PO Box 22023
                    Tampa, FL  33622
635,500               8.301%


Common              Michael Foundation, Limited (4)
                    Parque Empresarial Forum
3,928,716              51.192%
                    Edificio B
                    1 Piso

                    Corretara Prospero Fernandez
                    Santa Ana, Costa Rico


All Executive Officers and Directors
    as a group (3 persons)
604,168               7.892%

                                                                              24
------------------
(1)   Beneficial  ownership has been  determined  in accordance  with Rule 13d-3 under the Exchange Act and unless otherwise indicated, represents securities for which the beneficial owner has sole voting and investment power.
(2)   Based upon 7,654,836 shares currently outstanding.


(3) All shares issued to Tillman & Associates, Inc., a corporation controlled by Thomas M. Tillman.
(4) Michael Foundation Limited is controlled by general manager, Simon Shaw. According to Simon Shaw, Michael Foundation Limited is a closely-knit, privately held company whose primary efforts are as passive investors in commercial ventures such as farming, principally located in this hemisphere. Mr. Shaw indicates that Michael Foundation Limited does not exert pressure or influence on companies in which they make an investment and routinely performs extensive due diligence on the front-end of any venture they consider to make sure they are comfortable with its structure. Mr. Shaw has indicated that Michael Foundation Limited would consider a proposal with the Company for further funding. On May 11, 2000, Michael Foundation, Limited executed a Shareholder Voting Agreement and Irrevocable Proxy with respect to its 3,928,716 shares of common stock, granting David Howe, the Company's Chairman and CEO the right to vote these shares for a period of ten years. Accordingly, despite the fact that they are the Company's largest shareholder, they will not be able to influence the future plans of the Company.


Incentive Stock Option Plan


On January 10, 2000, the Board of Directors of the Company adopted the Pinecrest Investment Group, Inc. Incentive Stock Option Plan December 1999 (the "Plan") which was subsequently approved by a majority of the shareholders on January 10, 2000. The Plan will be administered by the Executive Committee of the Board of Directors of the Company and authorizes the Committee to grant or award to eligible executives and employees of the Company and its subsidiaries, until January 10, 2010, incentive stock options for up to 1,200,000 shares of restricted common stock of the Company.


The following is a general description of certain features of the Plan that is annexed in this filing as an exhibit.

         Participation. Participants will be selected by the Committee from time to time among the executives and key employees of the Corporation or of any subsidiary of the Corporation. Directors who are employees of the Corporation or of any subsidiary of the Corporation will be eligible for inclusion. Participation in the Plan will be on an individual basis and the Committee shall have complete discretion in selecting those persons, if any, who may participate.

         Number of Shares. The total number of shares of common stock for which options may be granted pursuant to this Plan shall not exceed 1,200,000 shares except that, if options as to any shares lapse without being exercised, such shares may be re-optioned. Within the limits herein contained, the number of shares for which options will be granted from time to time and the periods for which the options will be outstanding will be determined by the Committee.

         No participant may be granted an option pursuant to this Plan in any one calendar year to purchase more than $100,000 of common stock of the Corporation, valued at the time of the grant, provided, however, that one-half of any unused portion of such amount may be carried over or granted in any of the three succeeding calendar years, and as such shall be added to the otherwise applicable dollar limitation for such succeeding years.

         Option Price. The Option price of options granted pursuant to this Plan shall be (a) one hundred percent (100%) or (b) in the case of an individual who owns stock possessing more than 10 percent of the total combined voting power of all classes of stock of the Corporation or of any subsidiary of the Corporation one hundred ten percent (110%), of the fair market value of the shares of common stock at the date on which the options are granted, which date shall be the date on which the letters to the grantees setting forth the terms of the option are executed by the Corporation.

         Term of the Option. No option granted pursuant to this Plan shall be exercisable after the expiration of ten years from the date the option is granted. Within these limits, the Committee will determine the expiration date of the options.

         Time of Exercise. An option granted pursuant to this Plan may be exercised in whole or in part at any time after one year from the date of grant until the expiration of the term of the option. No option granted pursuant to this Plan shall be exercised by the grantee while there is outstanding any Incentive Stock Option previously granted to him to purchase stock in the Corporation or any corporation which at the time of granting the option is a parent or a subsidiary of the Corporation or a predecessor corporation of any such corporation.

         Payment of Shares. Upon the exercise of an option granted pursuant to this Plan, payment may be made at Employee's option, in cash or by check.

         Sale of Option Shares. The participant must represent and warrant to the Corporation as condition of the granting of an Option hereunder, and for the continued validity thereof, that the participant will not sell or offer for sale any shares of stock obtained hereunder in the absence of an effective registration statement as to such stock under the Securities Act of 1933, as amended, unless the Corporation shall have received opinion of counsel satisfactory that such registration is not required, and that no stock will be sold or offered for sale in violation of any applicable state securities legislation. The Corporation may legend any shares issued on exercise of an Option to reflect this provision.

         Amendment to the Plan. The Plan may be amended at any time by the Board of Directors, provided that no amendment shall be made without the approval of the stockholders which shall increase the total number of shares covered by the Plan, change the description of the class of employees eligible to receive options, or reduce the option price.

No stock options have yet been granted under the Plan.

Item 5.  DIRECTORS AND EXECUTIVE OFFICERS.

The following table sets forth certain information concerning each of the Company's directors and executive officers:

Name                       Age        Position
----                       ---        --------

David B. Howe              48         Chairman of the Board, President, Chief
                                      Executive Officer

Sheryl B. Salvadore        44         Secretary, Treasurer, Director

Thomas M. Tillman          44         President, Pinecrest Farms, Inc.


David B. Howe - Chairman of the Board, President, and Chief Executive Officer -Mr. Howe has served as Chairman of the Board, President, and Chief Executive Officer of the Company since founding the Company in January 1999. From 1988 to the present, Mr. Howe has served as President of Blackhawk Financial Group, Inc., a privately held Florida corporation formerly specializing in mergers and acquisitions. Blackhawk, a company controlled by Mr. Howe, has not been active since 1996 and no activities are planned for the future. From 1991 to 1998, Mr. Howe consulted for Baylor Medical Products, Ltd., Baylor BioTechnologies Co., Ltd. and Beijing Regene Latex Products Co., Ltd. Mr. Howe earned a BA in business finance at the State University of New York at Fredonia where he has just completed a 12-year term as a member of its Foundation Board.


Sheryl B. Salvadore - Secretary, Treasurer and Director - Ms. Salvadore has served as Secretary, Treasurer and Director of the Company since January 1999. From 1995 to the present, Ms. Salvadore has served as Secretary of Blackhawk Financial Group, Inc., a privately held Florida corporation specializing in mergers and acquisitions. Her duties included administrative assistance to Mr. Howe. Blackhawk has not been active since 1996 and no activities are planned for the future. From 1981 to 1995, Ms. Salvadore served in various positions with Brandon State Bank, her last position being Vice President from 1993 to 1995.

Thomas M. Tillman - President of Pinecrest Farms, Inc. - Mr. Tillman has served as President of Pinecrest Farms, Inc. since November 1999. From 1997 to the present, he has served as President of Tillman & Associates, Inc., a privately held Florida corporation specializing in financial and management consulting. Tillman & Associates, Inc. ("TA") is a sub-chapter S corporation organized under the laws of the State of Florida in 1997 that is owned 100% by Thomas M. Tillman. Most of the consulting services rendered by TA involved tax planning, employee relations, efficiency analysis, computerized accounting systems and employee leasing enterprise management and profitability. TA typically maintained 5 or 6 clients at any one time. In 1999, TA generated revenues over $100,000, of which approximately 70% were generated from

Pinecrest Investment Group, Inc. Income tax services comprised approximately 5% of revenues.


From 1996 to 1997, Mr. Tillman served as Vice President and Chief Financial Officer of Employers 1st Trust Corp., an employee leasing company. In October 1992, Mr. Tillman filed for protection under Chapter 7 of the United States Bankruptcy Code with the action being discharged as of January 1993. From 1993 to 1997, Mr. Tillman served as President of ATR Financial Group, Inc., a privately held Florida corporation providing accounting and financial consulting services. ATR Financial Group, Inc. ("ATR") was a sub-chapter S corporation organized under the laws of the State of Florida in 1993 that was owned 100% by Thomas M. Tillman and his wife, Phyllis M. Tillman. ATR was a management-consulting firm that revolved around tax planning, computerized accounting systems and employee leasing company start-ups. The financial, tax and business management portion of the business accounted for approximately 20% of revenues. At its largest, ATR had approximately 30 accounting clients, 25 tax clients and 5 consulting clients that generated annual gross revenues of approximately $100,000. ATR was sold to Michael Fitzgerald, P.A. in June of 1996. Mr. Tillman earned a Bachelor of Arts degree from the University of South Florida majoring in Pre-law and Accounting.


Item 6.  EXECUTIVE COMPENSATION.


The Summary Compensation Table below details all plan and non-plan compensation awarded to, earned by, or paid to the named executive officers during the period from July 1, 1999 through June 30, 2000.


SUMMARY COMPENSATION TABLE

--------------------------------------------------------------------------------
                                                    Annual Compensation
-------------------------------------------- -----------------------------------
Name
and Principal Position                           Year              Salary ($)
(a)                                               (b)                  (c)
-------------------------------------------- -------------- --------------------
David B. Howe (1)                                2000                 $78,000
Chairman, President, CEO                         1999                       0
-------------------------------------------- -------------- --------------------
Sheryl B. Salvadore (2)                          2000                 $19,500
Secretary, Treasurer, Director                   1999                       0
-------------------------------------------- -------------- --------------------
Thomas M. Tillman (3)                            2000                 $60,000
President of Pinecrest Farms, Inc.               1999                 $13,846
-------------------------------------------- -------------- --------------------

(1) Mr. Howe entered into an employment agreement with the Company at an annual salary of $156,000 beginning in January 2000. Mr. Howe received compensation of $78,000 from January through June 2000.
(2) Ms. Salvadore receives annual compensation of $39,000 beginning in January 2000. Ms. Salvadore received $19,500 in salary from January through June 2000. During 1999, Ms. Salvadore received a stock grant of 10,000 shares of restricted common stock of the Company valued at $1.50 per share.

(3) Mr. Tillman entered into an employment agreement with the Company at an annual salary of $120,000 beginning in November 1999 of which $13,846 was paid through December 31, 1999 and $60,000 from January through June 2000. Mr. Tillman was also paid car and gasoline allowances in 1999 totaling $1,038 and in 2000 totaling $4,500. In 1999, Mr. Tillman also received compensation in the amount of $71,500 in exchange for consulting services paid to Tillman & Associates, Inc.

In 1999 and in 2000 there were no Bonuses or Other Annual Compensation awarded, earned, or paid.

In 1999 and in 2000 there was no Long Term Compensation and no Other Compensation awarded, earned, or paid. Pinecrest's directors are not compensated and the Company has no compensation plan for its directors. The Company's directors are elected by the shareholders at an annual meeting.


Item 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.


On March 2, 1999, the Company reacquired 2,185,000 shares of restricted common stock from its President, David B. Howe and independent investors for $90,000 (Mr. Howe's cost) payable as follows: $30,000 cash and a note in the principal amount of $60,000 bearing 10% simple interest, due September 2, 2000. These shares were acquired by Mr. Howe and the investors in connection with his purchase of the Company. These shares were then simultaneously exchanged as part of the purchase price for the hydroponics technology from Michael Foundation, Limited, and Tillman & Associates, Inc., that is necessary in the overall operation of the hydroponic growing system. On December 6, 1999, the $60,000 promissory note to Mr. Howe was converted into restricted common shares of the Company at a rate of $6.00 per share for a total of 10,000 shares. The interest due on the note of $3,027.13 was paid in cash.


On December 6, 1999, the remaining balance of $80,000 due to Tillman & Associates, Inc. on the promissory note given in exchange for technology was converted into restricted common stock of the Company at a rate of $6.00 per share for a total of 13,334 shares. The interest due on the note of $6,525.19 was paid in cash. Mr. Tillman is President of Tillman & Associates, Inc. and is President of Pinecrest Farms, Inc.

In March 1999, the Company entered into a convertible line of credit arrangement with Michael Foundation, Limited, a major stockholder of the Company. This credit arrangement called for Michael Foundation, Limited to provide working capital for the Company while it was arranging for acceptable long-term funding for its Phase I construction and working capital needs until the Company attained positive cash flow. This line of credit was for a total of $900,000, which amount could be converted into restricted shares of common stock of the Company at a price of $6.00 per share. During the month of March 1999, the Company's stock averaged a closing bid price of $3.70. By the end of November 1999, the Company had borrowed approximately $300,000 against the Michael Foundation, Limited line of credit. In December 1999, the line of credit arrangement with Michael Foundation, Limited, was modified to call for the absolute purchase of 150,000 shares of restricted common stock by Michael Foundation, Limited at a price of $6.00 per share for a total of $900,000. During the month of December 1999, the Company's stock averaged a closing bid price of $9.64 per share. As of the date hereof, the shares have been delivered to Michael Foundation, Limited and the Subscription Receivable paid.


In April 2000, the Company entered into a convertible line of credit arrangement with Michael Foundation, Limited, a major stockholder of the Company. This credit arrangement called for Michael Foundation, Limited to provide working capital for the Company while it was arranging for acceptable long-term funding for its Phase I construction and working capital needs until the Company attained positive cash flow. This line of credit was for a total of $1,500,000, which amount could be converted into restricted common stock of the Company at a price of $6.00 per share. During the month of April 2000, the Company's stock averaged a closing bid price of $9.14. By the end of June 2000, the Company had borrowed approximately $735,766 against the Michael Foundation, Limited line of credit. In July 2000, Michael Foundation, Limited exercised its right to convert the outstanding balance as of June 30, 2000, plus interest of approximately $8,991 for a total of approximately $744,758 into 124,127 shares of restricted common stock at a price of $6.00 per share. During the month of June 2000, the Company's stock averaged a closing bid price of $9.58 per share. Pursuant to FASB EITF 98-5, $503,230.96 in interest expense was recorded during the three-month period from April 1, 2000 through June 30, 2000 as a beneficial feature of the convertible line of credit arrangement with Michael Foundation Limited. Although the balance due was converted to restricted common shares as of the year ended June 30, 2000, the 124,127 common shares were not physically issued until July 17, 2000.

During the three-month period from July 1, 2000 through September 30, 2000 the Company generated cash from financing activities in the amount of $664,602 inclusive of the funds raised through Michael Foundation, Limited pursuant to the previously referenced convertible line of credit arrangement. Pursuant to FASB EITF 98-5, $191,778.71 in interest expense was recorded during the three-month period from July 1, 2000 through September 30, 2000 as a beneficial feature of the convertible line of credit arrangement with Michael Foundation Limited. During the three-month period from October 1 to December 31, 2000 the Company generated cash from financing activities in the amount of $681,846 inclusive of the funds raised through Michael Foundation, Limited pursuant to the previously referenced convertible line of credit arrangement and cash from operations of approximately $84,901. Total sales from operations for this period totaled approximately $100,817. Trade accounts receivable as of December 31, 2000 totaled approximately $21,557. The Company's farming operations produced a Gross Profit of $43,980, a Net Operating Deficit of $504,466 and a Net Loss of $548,280 for this three-month period. The Company's farming operations revenues were approximately $12,000 per week at the end of December and growing. Due to the low price of the stock over recent months, there was no accrual of interest expense pursuant to FASB EITF 98-5 as a beneficial feature of the convertible line of credit arrangement with Michael Foundation Limited.

Arrangements have been made with Michael Foundation Limited for the availability of approximately $1,000,000 in additional cash from financing if needed.

Item 8.  DESCRIPTION OF SECURITIES.

Common Stock


The Company is authorized to issue 100,000,000 shares of common stock, .001 par value per share. The holders of common stock: (i) have equal ratable rights to dividends from funds legally available for payment of dividends when, as and if declared by the Board of Directors, (ii) are entitled to share ratably in all of the assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs; (iii) do not have preemptive, subscription or conversion rights, or redemption or access to any sinking fund; and (iv) are entitled to one non-cumulative vote per share on all matters submitted to stockholders for a vote at any meeting of stockholders. The Company has not paid any dividends on its common stock to date. We anticipate that, for the foreseeable future, we will retain earnings, if any, to finance the continuing operations of its business. The payment of dividends will depend upon, among other things, our capital requirements and our operating and financial conditions. At December 31, 1999, common shares issued and outstanding totaled 6,027,134. As of June 30, 2000, common shares issued and outstanding totaled 7,530,709. An additional 124,127 shares restricted common stock was authorized to be issued to Michael Foundation, Limited pursuant to a convertible line of credit arrangement for the period from April 1, 2000 to June 30, 2000. This stock issuance had been approved as of June 30, 2000 but was not issued until July 17, 2000. An additional 110,768 shares restricted common stock is to be issued to Michael Foundation, Limited pursuant to a convertible line of credit arrangement for the period from July 1, 2000 to September 30, 2000. This stock issuance has been approved but not issued. An additional 115,192 shares restricted common stock is to be issued to Michael Foundation, Limited pursuant to a convertible line of credit arrangement for the period from October 1, 2000 to December 31, 2000. This stock issuance has been approved but, as of July 27, 2001, not issued.


Preferred Stock


The Company is authorized to issue 10,000,000 shares of preferred stock, no par value, with designations, rights and preferences determined from time to time by its Board of Directors. Our Board of Directors is empowered, without stockholder approval, to issue shares of preferred stock with voting, liquidation, conversion, or other rights that could adversely affect the rights of the holders of the common stock. To date, no preferred shares have been issued and the Company has no present intention to issue any shares of preferred stock. There can be no assurance that we will not do so in the future.

                                    PART II

Item 1.           LEGAL PROCEEDINGS.

The Company is not a party to any material litigation.

Item 2. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.


The Company's common stock has been listed on the Electronic Pink Sheets under the trading symbol "PNCR" since March 3, 2000. Prior to that, from February 25, 1999 to March 3, 2000, the Company's common stock began trading on the OTC Bulletin Board. Currently, the following brokerage firms are making a market in the Company's common stock: Wien Securities, Herzog & Co., Mayer Schweitzer, Inc., GVR Company, Hill Thompson Magid & Co., Knight Securities, Sharpe Capital, Inc., Brockington Securities, Inc., NAIB Trading Corp., Lloyd Wade Securities, Inc., Paragon Capital Corp., Sierra Brokerage Services, Inc., Fleet Bank, Inc., and Paradise Securities, Inc.


The following table sets forth for the period indicated, the range of high and low closing bid quotations per share. These quotations represent inter-dealer prices, without retail markups, markdowns or commissions and may not necessarily represent actual transactions.

                                                      Price per Share
Period Ended                                  High                      Low
------------                                  ----                      ---

Fourth Quarter 2001 (ending 6/30/01)        $  2.75                    $  1.00

Third Quarter 2001 (ending 3/31/01)         $  4.00                    $  2.00

Second Quarter 2001 (ending 12/31/00)       $  9.25                    $  4.00

First Quarter 2001 (ending 9/30/00)         $  9.00                    $  6.80

Fourth Quarter 2000 (ending 06/30/00)       $ 15.00                    $  6.50

Third Quarter 2000 (ending 03/31/00)        $ 21.00                    $ 11.95

Second Quarter 2000 (ending 12/31/99)       $ 20.00                    $  5.00

First Quarter 2000 (ending 09/30/99)        $  6.38                    $  3.00

The Company has approximately 264 shareholders of record. The Company has not paid, nor does it anticipate paying dividends in the foreseeable future.

The common shares of the Company are subject to the "Penny Stock Rules" of Rule 15(g) of the Securities Exchange Act of 1934. These rules impose additional sales requirements on broker dealers selling securities to persons other than established customers and accredited investors as defined in the Securities Act of 1933. Brokerage transactions falling within these rules require brokers to make a special suitability determination for the purchaser and to obtain the purchaser's written consent to make the trade before making the sale. Accordingly, these Penny Stock Rules may adversely affect the ability of the purchasers to resell these securities.

Information Statement

On or about January 10, 2000, the Company mailed to shareholders of record as of close of business on December 31, 1999, an Information Statement in which proxies were not requested or required. The Information Statement was mailed to the Company shareholders in connection with a proposed action by written consent to authorize and approve the following actions:

      (a) an Amendment to the Company's Articles of Incorporation to authorize a class of Preferred Stock, consisting of 10,000,000 authorized shares, no par value and to authorize the Board of Directors to issue such Preferred Stock in one or more series, without further approval of stockholders of the Company and to permit the Board of Directors to establish the attributes of any series of Preferred Stock prior to the issuance of any such series.

      (b) A forward stock split of 5 shares for each 4 shares of common stock issued and outstanding on the record date of December 31, 1999.

      (c) A tender offer by the Company to purchase shares of common stock from its shareholders for $12 per share with the purchase price to be paid in the form of a debenture with 12% interest to be paid quarterly.


      (d) An Agreement and Plan of Reorganization to acquire 100% of the issued and outstanding common stock of ISBRE or an aggregate of 7,600,000 shares of common stock of the Company.


Subsequent to the mailing of the Information Statement to the Company's shareholders, (i) the Articles of Amendment to the Articles of Incorporation were filed to provide for the authorization of 10,000,000 preferred shares at no par value; (ii) 1,506,770 common shares were issued by the Company's transfer agent in connection with the 5 for 4 stock split and the certificates were mailed to the shareholders on February 4, 2000; (iii) based on the advice of legal counsel, the Company notified its shareholders on February 4, 2000 that the stock tender offer had been abandoned; and (iv) due to protracted due diligence on the potential merger with ISBRE, the Company notified its shareholders on February 4, 2000 that the Company had abandoned its plans to pursue this merger.

Item 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

None.

Item 4.  RECENT SALES OF UNREGISTERED SECURITIES.

The following securities were sold in reliance upon Regulation D, Rule 504 of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder. The company kept 100% of the proceeds from the sale of securities and no underwriters were used and no commissions or discounts were paid.

ISSUE                 NO. OF
DATE       TITLE      SHARES     SHARES ISSUED TO        CONSID.       AMOUNT
----       -----      ------     ----------------        -------       ------
02/11/99   Common     380,000    Michael Foundation      Services     $ 3,800
02/11/99   Common     380,000    Maple Hill Trust        Services       3,800
02/11/99   Common     280,000    Daisy Schapheer         Cash           2,800
02/11/99   Common     360,000    Robert Goldberg         Cash           3,600
02/11/99   Common     200,000    Walter W. Knitter       Cash           2,000
02/24/99   Common     150,000    Ralph Loveday           Cash           4,500
12/15/99   Common     150,000    Michael Foundation      Cash         900,000


Item 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company's Articles of Incorporation provide that the Company shall indemnify, to the fullest extent permitted under Florida law, its directors and officers against certain liabilities incurred with their service in such capacities. In addition, the Articles provide that the personal liability of the officers to the Company and its stockholders for monetary damages will be limited.

ADDITIONAL INFORMATION

The Exchange Act Registration Statement and the exhibits and schedules thereto filed by Pinecrest may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 5th Street NW, Washington, D.C. 20549. Information may be obtained on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The
Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically (http://www.sec.gov.) The Internet address for the Company is http://www.pncr.net.

                                                                              36
                                    PART F/S


                        PINECREST INVESTMENT GROUP, INC.

                              FINANCIAL STATEMENTS
                    FOR THE NINE MONTHS ENDED MARCH 31, 2001
                                    REVIEWED




                                      INDEX



         Accountant's  Report                                              F-1

         Balance Sheet                                                     F-2

         Statement of Operations                                           F-3
           For the nine months ended March 31, 2001

         Statement of Cash Flows                                           F-4
           For the nine months ended March 31, 2001

         Notes to Financial Statements                              F-5 - F-10

                                    DRAKEFORD
                                        &
                                    DRAKEFORD
                         A LIMITED LIABILITY CORPORATION
                            ACCOUNTANTS & CONSULTANTS


John A. Della-Donna, CPA
3235 Satellite Boulevard
Georgia #3424
Building 400, Suite 300
Duluth, Georgia 30096



                         INDEPENDENT ACCOUNTANTS' REPORT


To Shareholders of:
PINECREST INVESTMENT GROUP, INC.
TAMPA, FLORIDA

We have reviewed the accompanying balance sheet of PINECREST INVESTMENT GROUP, INC. as of March 31, 2001, and the related statements of operations, and cash flows for the nine months then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Plublic Accountants. All information included in these financial statements is the representation of PINECREST INVESTMENT GROUP, INC.

A review consists principally of inquiries of management and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared solely from the accounts of PINECREST INVESTMENT GROUP, INC.



DRAKEFORD & DRAKEFORD, LLC
May 6, 2001

                                             PINECREST INVESTMENT GROUP, INC.
                                               CONSOLIDATED BALANCE SHEET

                   REVIEWED       AUDITED

                    03/31/01      06/30/00

              -----------------------------
                                                        ASSETS
CURRENT ASSETS
   CASH
                      42,992        78,683
   ACCOUNTS RECEIVABLE
                      43,290             -
   INVENTORY
                     234,126             -
   OTHER ASSETS
                       8,090         1,050

              -----------------------------
     TOTAL CURRENT ASSETS
                     328,498        79,733

              -----------------------------

PROPERTY, PLANT, AND EQUIPMENT
   GREENHOUSES AND EQUIPMENT
                   1,419,062       681,939
   OFFICE FURNITURE AND EQUIPMENT
                      43,924        27,609
   VEHICLES
                      49,503        12,000
   LAND AND IMPROVEMENTS
                     567,686       524,882

              -----------------------------

                   2,080,175     1,246,430
     LESS: ACCUM. DEPRECIATION
                     (93,677)      (14,306)

              -----------------------------
     TOTAL PROPERTY, PLANT AND EQUIPMENT
                   1,986,498     1,232,124

              -----------------------------

OTHER ASSETS
   HYDROPONIC TECHNOLOGY
                   3,446,715     3,446,715
   DEPOSITS
                       9,716         3,066

              -----------------------------

                   3,456,431     3,449,781
     LESS: ACCUM. AMORTIZATION
                      (9,855)            -

              -----------------------------
     TOTAL OTHER ASSETS
                   3,446,576     3,449,781

              -----------------------------
TOTAL ASSETS
                   5,761,572     4,761,638

              =============================

                                 LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   ACCOUNTS PAYABLE
                     441,803        27,675
   VEHICLE FINANCING
                       9,093             -
   MORTGAGE PAYABLE-CURRENT
                           -       288,000

              -----------------------------
     TOTAL CURRENT LIABILITIES
                     450,896       315,675

              -----------------------------

LONG-TERM DEBT
   VEHICLE FINANCING
                      14,191             -
   MORTGAGE PAYABLE
                     400,000             -

              -----------------------------
     TOTAL LONG-TERM DEBT
                     414,191             -

              -----------------------------

STOCKHOLDERS' EQUITY
   COMMON STOCK, $.0008 PAR VALUE,
   100,000,000 AUTHORIZED, 9,253,236;
   7,655,431 ISSUED & OUTSTANDING
                       6,602         6,120
   ADDITIONAL PAID-IN CAPITAL
                   8,286,604     5,704,702
   ACCUMULATED DEFICIT
                  (3,396,721)   (1,264,859)

              -----------------------------
     TOTAL STOCKHOLDERS' EQUITY
                   4,896,485     4,445,963

              -----------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY
                   5,761,572     4,761,638

              =============================

                                 The accompanying notes are an integral part of
the financial statements

                                                                     F-2

                                             PINECREST INVESTMENT GROUP, INC.
                                           CONSOLIDATED STATEMENT OF OPERATIONS
                                                         REVIEWED
                   NINE MONTHS ENDED

                 03/31/01       03/31/00

           ------------------------------
INCOME
                  262,521              -

COST OF GOODS SOLD
                  148,655              -

           ------------------------------
   GROSS MARGIN
                  113,866              -

           ------------------------------

EXPENSES
   SALARIES
                  485,346         70,911
   PAYROLL TAXES & LEASING COST
                  175,884         50,705
   EMPLOYEE BENEFIT PROGRAMS
                   85,544              -
   ADVERTISING & PROMOTION
                   19,431         26,138
   AUTOMOTIVE EXPENSE
                   18,902          3,870
   TRAVEL & ENTERTAINMENT
                   11,284          4,227
   CONSULTING FEES
                   53,881         88,756
   CONTRACT & CASUAL LABOR
                    6,282         21,080
   INSURANCE
                   22,737          1,608
   DEPRECIATION & AMORTIZATION
                   89,233          3,279
   REPAIRS & MAINTENANCE
                    8,110            626
   TAXES & LICENSES
                   25,168          5,721
   LEGAL & ACCOUNTING
                   14,720          5,043
   POSTAGE & FREIGHT
                    8,561          3,762
   RENT
                   56,791          9,589
   OFFICE SUPPLIES & EXPENSE
                   31,636          6,282
   TELEPHONE
                   18,887         10,188
   STOCK TRANSFER FEES
                    3,098          3,532
   SECURITY
                   19,472              -
   UTILITIES
                   19,441              -
   PUBLIC STOCK & ADMIN. FEES
                        -          6,548
   COST OF UNSOLD CROPS
                  394,562              -
   MISCELLANEOUS EXPENSE
                   31,115          4,491

           ------------------------------
     TOTAL OPERATING EXPENSES
                1,600,085        326,356

           ------------------------------

   NET LOSS BEFORE OTHER INCOME(EXPENSES)
               (1,486,219)      (326,356)

           ------------------------------

OTHER INCOME (EXPENSES)
   INTEREST INCOME
                        -              -
   INTEREST EXPENSES
                 (662,525)       (24,379)

           ------------------------------
     TOTAL OTHER INCOME (EXPENSES)
                 (662,525)       (24,379)

           ------------------------------

     NET LOSS
               (2,148,744)      (350,735)

           ==============================

     EARNINGS PER SHARE (LOSS)
                   -0.258         -0.059
     WEIGHTED AVERAGE SHARES OUTSTANDING
                8,624,523      5,866,327

SUPPLEMENTAL INFORMATION:
     CASH PAID FOR INTEREST
                  662,525         24,379




                                 The accompanying notes are an integral part of
the financial statements

                                                                       F-3

                                               PINECREST INVESTMENT GROUP, INC.
                                         CONSOLIDATED STATEMENT OF
OPERATIONS-CONDENSED
                                                             REVIEWED


                                                                       THREE MO.
ENDED                     NINE MO. ENDED
                                                                           MARCH
31,                           MARCH 31,
                                                                     2001
     2000               2001            2000

---------------------------------------------------------------------
INCOME                                                            154,863
        -            262,521               -

---------------------------------------------------------------------
COSTS AND EXPENSES:
   COST OF SALES                                                   86,798
        -            148,655               -
   SELLING,GENERAL,& ADMIN                                        710,411
  204,733          1,600,085         326,356

---------------------------------------------------------------------
                                                                  797,209
  204,733          1,748,740         326,356

---------------------------------------------------------------------
OPERATING LOSS                                                   (642,346)
 (204,733)        (1,486,219)       (326,356)

---------------------------------------------------------------------

OTHER EXPENSES
   INTEREST                                                      (385,824)
   (8,640)          (662,525)        (24,379)

---------------------------------------------------------------------
                                                                 (385,824)
   (8,640)          (662,525)        (24,379)

---------------------------------------------------------------------
NET LOSS                                                       (1,028,170)
 (213,373)        (2,148,744)       (350,735)

=====================================================================

WEIGHTED AVG. SHARES OUTSTANDING                                8,603,857
5,759,482          8,624,523       5,866,327
NET LOSS PER SHARE                                                 -0.120
   -0.037             -0.258          -0.059


                                 The accompanying notes are an integral part of
the financial statements

                                                                      F-3B

                                                 PINECREST INVESTMENT GROUP,
INC.
                                              CONSOLIDATED STATEMENT OF CASH
FLOWS
                                                              REVIEWED



                     NINE MONTHS ENDED

                    03/31/01      03/31/00

              -----------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   NET LOSS
                  (2,148,744)     (350,735)
   ADJUSTMENTS TO RECONCILE NET LOSS TO
     NET CASH FLOWS USED IN OPERATING ACTIVITIES:
       DEPRECIATION & AMORTIZATION
                      89,233         3,279
       ACCOUNTS RECEIVABLE
                     (43,290)            -
       INVENTORY
                    (234,126)            -
       EXECUTIVE BONUSES IN EXCHANGE FOR STOCK
                           -        15,000
       OTHER CURRENT LIABILITIES
                           -        (6,205)
       OTHER CURRENT ASSETS
                      (7,040)            -
       NOTES PAYABLE
                           -       (49,464)
       ACCOUNTS PAYABLE
                     414,128        (2,305)

              -----------------------------
   NET CASH FLOWS USED IN OPERATING ACTIVITIES
                  (1,929,839)     (390,430)

              -----------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
       VEHICLES
                     (37,503)            -
       LAND & IMPROVEMENTS
                     (42,804)      (88,095)
       GREENHOUSES & EQUIPMENT
                    (737,123)     (374,753)
       DEPOSITS
                      (6,650)
       OTHER FIXED ASSETS
                     (16,315)      (80,059)

              -----------------------------
   NET CASH  (USED FOR) INVESTING ACTIVITIES
                    (840,395)     (542,907)

              -----------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
       NOTES PAYABLE
                     135,284        84,306
       COMMON STOCK SOLD FOR CASH
                   2,599,259       911,955

              -----------------------------
   NET CASH FLOWS PROVIDED FROM FIN. ACTIVITIES
                   2,734,543       996,261

              -----------------------------

NET CHANGE IN CASH & CASH EQUIVALENTS
                     (35,691)       62,924
CASH & CASH EQUIVALENTS, BEGINNING OF PERIOD
                      78,683             -

              -----------------------------
CASH & CASH EQUIVALENTS, END OF PERIOD
                      42,992        62,924

              =============================


                                 The accompanying notes are an integral part of
the financial statements

                                                                     F-4

                        PINECREST INVESTMENT GROUP, INC.
                                    REVIEWED
                          NOTES TO FINANCIAL STATEMENTS


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Organization

         The Company was incorporated on September 9, 1997, in the State of Florida under the name of Synthetic Flowers of America, Inc. On January 15, 1999, a stock purchase agreement was signed between Synthetic Flowers of America, Inc. and David B. Howe, and the corporate name was changed to Pinecrest Investment Group, Inc. (See Note B-Stockholders' Equity) Since January 15, 1999, the Company has been involved in financial planning, the raising of capital, acquisition of property, plant, equipment and other operating assets, training personnel and developing of Markets. A brief list of the activities engaged in are as follows: (a) the purchase of hydroponic technology from Michael Foundation, Limited and Tillman & Associates, Inc., (b) entering into financial arrangements for funding of hydroponic growth facility in Lithia, Florida, (c) purchase of 40-acre property in Lithia, Florida to be used as site of first hydroponic growth facility of the Company, (d) negotiate, contract and purchase greenhouse materials and equipment to be used for the first hydroponic growth facility of the Company, (e) acquire building and development permits for construction of the Company's first hydroponic growth facility, (f) begin construction on first hydroponic growth facility, (g) hire and train personnel for the Company's first hydroponic growth facility, (h) specify and acquire computers, software and furniture to be used in the Company's first hydroponic growth facility, (I) maintain contact with future customers on timing of start-up of operations of the Company's first hydroponic growth facility, and (j) revise the Company's business plan as necessary.

         Year End

         The Company has elected June 30th as its fiscal year end.

         Cash, Equivalents and Fair Value of Financial Instruments

         All highly liquid investments with maturaties of three months or less when purchased are cash equivalents. Cash equivalents are carried at the lower of cost or market. Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash. During the period presented the Company did not maintain cash deposits at financial institutions in excess of the $100,000 limit covered by the Federal Deposit Insurance Corporation. The Company does not hold or issue financial instruments for trading purposes nor does it hold or issue interest rate or leveraged derivative financial instruments.

         Net Loss Per Share

         In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share." SFAS No. 128 supersedes and simplifies the existing computational guidelines under Accounting Principles Board ("APB") Opinion No. 15, "Earnings Per Share." The statement is effective for financial statements issued for periods ending after December 15, 1997. Among other changes, SFAS No. 128 eliminates the presentation of primary earnings per share and replaces it with basic earnings per share for which common stock equivalents are not considered in the computation. It also revises the computation of diluted earnings per share. The Company has adopted SFAS No. 128 and there is no material impact to the Company's earnings per share, financial condition, or results of operations. The Company's earnings per share have been restated for all periods presented to be consistent with SFAS No. 128.

                        PINECREST INVESTMENT GROUP, INC.
                                    REVIEWED
                          NOTES TO FINANCIAL STATEMENTS


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-(Continued)

         The basic loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding for the period. When present, common stock equivalents are excluded from the computation if their effect would be anti-dilutive. Shares issued at inception are considered to be outstanding for the entire period presented.

         Income Taxes

         Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classifications of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse. The deferred tax asset related to the operating loss carryforward has been fully reserved.
         The Company has not provided current or deferred income taxes for the period presented due to a loss from operations. The Company currently has a net operating loss carryforward which expires in 2013.

         Property, Plant and Equipment

         Property, plant and equipment are carried at cost. Depreciation of furniture and fixtures, equipment, and other fixed assets are provided on the straight-line method over the estimated useful life of the asset. Expenditures for maintenance and repairs are charges against operations. The technology purchased from Michael Foundation and Tillman & Associates, Inc. will be amortized on a unit of production basis. The rate of amortization will be $.015 per pound of product produced and will begin once the Company begins production. Revenue generating operations started in July 2000. It is anticipated that the technology will be fully amortized over seven years. Organizational cost have been fully expensed.

         NOTE B-STOCKHOLDERS' EQUITY

         On September 5, 1997, in connection with the original organization of the Company, 4,000,000 shares of common stock was issued to Sheila Langley, the original President of the Company, for services provided and reimbursement of organizational costs and stock offering costs incurred by the Company but paid for by Langley. Fair value used for this transaction of $.0025 per share is based upon the fair value to the Company of the services provided and billings from the Company's attorney.

         Subsequently, on January 15, 1999, David B. Howe executed a stock purchase agreement on behalf of himself and several independent investors to purchase 3,680,000 of the 4,000,000 shares owned by Langley for $150,000 cash. On March 2, 1999, the Company repurchased 2,185,000 shares of the 3,680,000 purchased by Howe and the investors, for the purchase of the hydroponics technology from Michael Foundation, Ltd. (See Note-E- Related Party Transactions); of the remaining 1,495,000 shares, 400,000 shares were issued to Howe and the balance between the investors.

         On January 16, 1999, the Articles of Incorporation were amended to provide that the aggregate number of shares of capital stock that the Corporation shall be authorized to have outstanding at any one time shall be one hundred million shares of common stock at $.001 par value per share and twenty-five million shares of preferred at $.001 par value per share.

                        PINECREST INVESTMENT GROUP, INC.
                                    REVIEWED
                          NOTES TO FINANCIAL STATEMENTS


         NOTE B-STOCKHOLDERS' EQUITY-(Continued)

         On January 10, 2000 the Company's Board of Directors' approved a 5 for 4 stock split for shareholders of record on December 31, 1999, for a total of 1,506,770 additional shares. Also, the Board adopted the Pinecrest Investment Group, Inc. Incentive Stock Option Plan December 1999, which was app- roved by a majority of the shareholders. The Plan will be administered by the Executive Committee of the Board of Directors of the Company and authorizes the Committee to grant or award to eligible executives and employees of the Company and its subsidiaries, until January 10, 2010, incentive stock options for up to 1,200,000 shares of restricted common stock of the Company.

         On January 26, 2000 the Company amended its Articles of Incorporation to authorize a class of pre- ferred shares consisting of 10,000,000 shares with no par value per share.

         NOTE C-OTHER ASSET-HYDROPONICS TECHNOLOGY

         On March 2, 1999, the Company entered into agreements with Michael Foundation, Ltd., a West Indies corporation, and Tillman & Associates, Inc., a Florida corporation, for the purchase of certain hydroponics technology at a total purchase price of $3,437,500. The purchase price in the agreement with Michael Foundation, Ltd., consisted of 2,185,000 shares of restricted common stock with a current market value of $1.50 per share. The purchase price in the agreement with Tillman & Associates, Inc., consisted of 50,000 shares of restricted common stock with a current market value of $1.50 per share plus a note in the amount of $85,000.

         The aforementioned information and technology purchase includes, but may not necessarily be limited to, proprietary hydroponic growth solution formulas, equipment and greenhouse specifications and crop and equipment maintenance plans and programs.

         An independent expert analysis opinion, dated January 22, 1999, was performed by Jerry Pruitt, an agricultural consultant from Marbury, MD. His test included the validity of the Hydroponics Growing System and the salability of the retail/wholesale products derived from the process. Mr. Pruitt valued the Hydroponics Growing System purchased by the Company at $3.2 million dollars.

         The Company intends to grow several varieties of leaf lettuce, romaine lettuce, spinach and a wide assortment of culinary herbs that it sell and distribute directly to 4 and 5 star restaurants and resorts such as Disney World and Marriott.

                        PINECREST INVESTMENT GROUP, INC.
                                    REVIEWED
                          NOTES TO FINANCIAL STATEMENTS


         NOTE D-MORTGAGE PAYABLE

         Debt consists of the following mortgage payable:


                                             Current    Non-Current    Total


         Theodore J. Couch, Sr. Rev. Trust
         Theodore J. Couch,Sr., as Trustee
         Secured by 40 acres, Lithia, Fl.
         Dated March 9, 2001, 12% simple
         Interest only,                      $      0   $  400,000   $  400,000
                                             --------   ----------   ----------
                  TOTALS                     $      0   $  400,000   $  400,000
                                             ========   ==========   ==========

         On April 9, 1999 the Company purchased a 40-acre tract of land in Lithia, Fl., approximately 20 miles southeast of its Tampa, Fl. Corporate offices, for $360,000. The Company provided $72,000 as a down payment and the seller, Hopewell Land Partners, Limited, provided pur-chase money mortgage financing for the balance of $288,000.
         On March 9, 2001 the Company refinanced property with Theodore J. Couch, Sr. Revocable Trust in the amount of $400,000 with interst at 12% per annum, payable monthly for three years. Principal will be due and payable on March 9, 2004.

         NOTE E-INVENTORY AND COST OF UNSOLD PRODUCTS

         Inventory consists of unharvested crops based on an estimated number of pounds per square foot planted; and harvested but unsold crops as of March 31, 2001. The weighted average method is used in the calculation of the pounds per square footage planted.
         Since the Company began operations it has focused on increasing production of high quality products in order to pursue major contracts. Therefore, while pursuing these contracts, the Company has been forced to produce large volumes of products that go unsold until such time as the desired total volume of production is attained. An allocation of the costs of production of unsold products was made in the amount of $51,347 and $149,784 for the three months ended September 30, and December 31, 2000, respectively.

                        PINECREST INVESTMENT GROUP, INC.
                                    REVIEWED
                          NOTES TO FINANCIAL STATEMENTS


         NOTE F-RELATED PARTY TRANSACTIONS

         On March 2, 1999, the Company purchased 2,185,000 shares of restricted common stock from President, David B. Howe and affiliated investors for $90,000 (Howe's cost) payable as follows: $30,000 cash and a note in the principal amount of $60,000 bearing 10% simple interest, due September 2, 2000. These shares were acquired by Howe and the investors in connection with his purchase of the Corporation. (See Note-B-Stockholders' Equity). As of December 6, 1999, this debt was converted to 13,334 shares of restricted stock.

         These shares were then simultaneously exchanged as part of the purchase price for the hydroponics technology from Michael Foundation, Ltd., and Tillman & Associates, Inc., that is necessary in the overall operation of the hydroponic herb and lettuce farm.

         On December 6, 1999, the remaining balance of $80,000 due Tillman & Associares, Inc. on the promissory note given in exchange for technology, was converted into restricted common stock of the Company at a rate of $6.00 per share for a total of 13,334 shares. The interest due on the note of $6,525.19 was paid in cash. Mr. Tillman is President of Tillman & Associates, Inc. and is President of Pinecrest Farms, Inc.

         In December 1999, 10,000 restricted shares of common stock were issued to Sheryl Salvadore, the Company's Corporate Secretary, pursuant to a grant to her as a bonus on March 2, 1999 at a value of $1.50 per share.

         In March 1999, the Company entered into a convertible line of credit with Michael Foundation, Limited, a major stockholder of the Company. This credit arrangement called for Michael Found- ation, Limited, to provide working capital for the Company while it was arranging for acceptable long-term funding for its Phase I construction and working capital needed until the Company att- ained profitability. This line of credit was for a total of $900,000, which amount could be converted into restricted common stock of the Company at a price of $6.00 per share. By the end of November 1999, the Company had borrowed approximately $300,000 against the Michael Foundation, Limited line of credit. In December 1999, the line of credit arrangement with Michael Foundation, Limited, was modified to call for the absolute purchase of 150,000 shares of restricted common stock by Michael Foundation, Limited at a price of $6.00 per share for a total of $900,000.

         On April 10, 2000, the Company entered into a convertible line of credit arrangement with Michael Foundation, Limited, a major stockholder of the Company. This credit arrangement called for Mich-ael Foundation, Limited to provide working capital, from time to time, for the Company while it was arranging for acceptable long-term funding for its Phase 1 construction and working capital needs until the Company attained positive cash flow. This line of credit was for a total of $1,500,000, which could be converted into restricted common stock of the Company at a price of $6.00 per share. On June 25, 2000, Michael Foundation, Limited exercised its right to convert $744,758 on the line of credit, including approximately $8,991 in accrued interest, into 124,127 shares of restricted common stock at a price of $6.00 per share. On October 6, 2000, Michael Foundation, Limited exercised its right to convert the balance of $664,602 on the line of credit as of September 30,2000, including app- roximately $9,506.98 in accrued interest, into 110,768 shares of restricted common stock at a price of $6.00 per share.

                        PINECREST INVESTMENT GROUP, INC.
                                    REVIEWED
                          NOTES TO FINANCIAL STATEMENTS


         NOTE F-RELATED PARTY TRANSACTIONS-(continued)

         On February 26, 2001 the Michael Foundation, Limited convertible line of credit arrangement was increased from $2,500,000 to $3,500,000 and the conversion rate for all funds extended after Dec- ember 31, 2000 was changed from $6.00 per share to $2.00 per share.

         On April 12, 2001 Michael Foundation, Limited exercised its right to convert the balance of app- roximately $743,972 on the line of credit as of March 31, 2001, including approximately $10,508 in accrued interest, into 371,986 shares of restricted common stock at a price of $2.00 per share.

         Pursuant to EITF 98-5, when the Company makes a draw of funds against the aforementioned line of credit, a journal entry is made that: (1) debits the amount of cash received; (2) credits the line of credit liability account; (3) debits a contingent debt discount account for the intrinsic value of the beneficial conversion feature; and (4) credits Additional Paid in Capital for the same amount as the contingent debt discount account. The amount debited to the contingent debt discount account is calculated as the difference between the fair value of the stock on the date the funds are received and the beneficial conversion price of $6.00 multiplied by the number of shares to be issued upon conversion, based upon that particular draw amount. The contingent debt discount account will be listed as a contra-equity account in the Stockholders' Equity section of the Balance Sheet. Upon conversion, at the lender's option and discretion, a journal entry is made that (1) debits the line of credit liability account for the appropriate amount to be converted (Conversion Price of $6.00 per share times the number of shares being issued); (2) credits the contingent debt discount account for the intrinsic value of the beneficial conversion feature for the shares being issued; (3) debits Interest Expense for the intrinsic value of the beneficial conversion feature for the shares being issued; (4) credits Common Stock for the par value of the shares being issued; and (5) credits Additional Paid in Capital for the balance.

         NOTE G-INVESTMENT IN SUBSIDIARY

         On April 8, 1999, Articles of Incorporation were filed for Pinecrest Farms, Inc., a Florida corporation wholly-owned by Pinecrest Investment Group, Inc. Pinecrest Farms, Inc., functions as a subsidiary of the Company and was formed for the purpose of owning and operating the produce farms. The growing technology and the land for the farms is owned by the Company.

         The balance sheet of Pinecrest Investment Group, Inc. and Pinecrest Farms, Inc. are consolidated for these financial statements.

                        PINECREST INVESTMENT GROUP, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS
                        FOR THE YEAR ENDED JUNE 30, 2000




                                      INDEX


         Auditors' Report                                             F-11

         Balance Sheet                                                F-12

         Statement of Operations                                      F-14

         Statement of Cash Flows                                      F-15

         Statement of Changes in Stockholders' Equity                 F-16

         Notes to Financial Statements                         F-17 - F-22

                                    DRAKEFORD
                                        &
                                    DRAKEFORD
                         A LIMITED LIABILITY CORPORATION
                            ACCOUNTANTS & CONSULTANTS


John A. Della-Donna, CPA
3235 Satellite Boulevard
Georgia #3424
Building 400, Suite 300
Duluth, Georgia 30096



                            INDEPENDENT AUDIT REPORT


To Shareholders of:
PINECREST INVESTMENT GROUP, INC.
TAMPA, FLORIDA

We have audited the accompanying balance sheet of Pinecrest investment Group, INC. (A Development Stage Company) as of June 30, 2000, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financials statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the accompanying financial statements referred t above present fairly, in all material respects, the financial position of PINECREST INVESTMENT GROUP, INC. as of June 30, 2000, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.


/s/ DRAKEFORD & DRAKEFORD, LLC

September 15, 2000

                        PINECREST INVESTMENT GROUP, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                  JUNE 30, 2000



                                     ASSETS

Current Assets
         Cash                                               $           78,683
         Employee Advances                                               1,050
                                                            ------------------

                  Total Current Assets
      $           79,733

Property, Plant, and Equipment
         Greenhouses and Equipment                                     681,939
         Office Furniture and Equipment                                 27,609
         Vehicles                                                       12,000
         Land and Improvements                                         524,882
                                                            ------------------
                                                                     1,246,430
                  Less: Accumulated Depreciation                       (14,306)
                                                            ------------------

                  Total Property, Plant, and Equipment
               1,232,124

Other Assets
         Hydroponic Technology                                       3,446,715
         Deposits                                                        3,066
                                                            ------------------
              Organizational Cost                                          193
                  Less: Accumulated Amortization                          (193)
                                                            ------------------

                  Total Other Assets
               3,449,781

      ------------------

TOTAL ASSETS
      $        4,761,638

      ==================

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
         Accounts Payable                                   $           27,675
         Mortgage Payable-Current                                      288,000
                                                            ------------------
                  Total Current Liabilities
      $          315,675


Stockholders' Equity
         Common Stock, $.0008 par value,
           100,000,000 authorized, 7,654,836 issued
           and outstanding                                               6,124
         Additional Paid-in Capital                                  5,704,702
         Less: Stock Subscriptions Receivable                              (4)
         (Deficit) accumulated during dev. stage                    (1,264,859)
                                                            ------------------
                  Total Stockholders' Equity
               4,445,963

      ------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY
      $        4,761,638

      ==================

     The accompanying notes are an integral part of the financial statements

                        PINECREST INVESTMENT GROUP, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
                        FOR THE YEAR ENDED JUNE 30, 2000



Income (Development Stage)
         Executive Bonuses                                  $           15,000
         Officers' Salary                                               97,500
         Admin. Leased Employees Salaries                              107,788
         Payroll Taxes and Leasing Cost                                 49,911
         Employee Benefit Programs                                       3,368
         Advertising                                                     3,307
         Automotive Expense                                              6,885
         Bank Charges                                                      603
         Travel and Entertainment                                        7,734
         Farm Operation Expenses                                       101,733
         Consulting Fees                                                97,682
         Insurance                                                       9,131
         Depreciation                                                   13,139
         Legal and Professional                                          5,043
         Repairs and Maintenance                                           984
         Taxes and Licenses                                              1,645
         Postage and freight                                             4,751
         Marketing Expense                                              25,997
         Permitting Fees                                                 9,102
         Rent                                                           22,375
         Office Supplies and Expense                                    11,769
         Telephone                                                      14,306
         Stock Transfer Fees                                             3,589
         Public Stock and Administrative Fees                            6,693
         Utilities                                                       1,695
         Miscellaneous Expense                                           6,617
                                                            ------------------
                  Total Operating Expenses                             628,347
                                                            ------------------

Other Income (Expenses)
         Interest Income                                                 4,536
         Interest Expense                                             (567,742)
                                                            ------------------
                  Total Other Income (Expenses)                       (563,206)
                                                            ------------------
                  NET LOSS                                  $       (1,191,553)
                                                                             -
                                                            ==================


                  Earnings Per Share (Loss)                 $           (0.179)
                  Weighted Average Shares Outstanding                6,670,974


    The accompanying notes are an integral part of the financial statements.

                        PINECREST INVESTMENT GROUP, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
                        FOR THE YEAR ENDED JUNE 30, 2000



Net Loss                                                     $       (1,191,553)

Adjustments to Reconcile Net Income to Net
   Cash Provided from Operating Activities:
    Depreciation & Amortization                                          13,139
    Executive Bonuses in exchange for stock                              15,000
    Employee Advances                                                    (1,050)
    Accounts payable                                                     25,370
    Accrued interest                                                     (6,205)
                                                             ------------------
         Net Cash Provided (Used) by Operating Activities            (1,145,299)
                                                             ------------------

 Cash Flows From (Used In) Investing Activities:
    Land and Improvements                                              (158,619)
    Greenhouses and Equipment                                          (681,939)
    Deposits                                                             (3,066)
    Other Fixed Assets                                                  (39,609)
                                                             ------------------
         Net Cash Used In Investing Activities                         (883,233)
                                                             ------------------

 Cash Flows From (Used In) Financing Activities:
     Common Stock Sold For Cash                                       2,294,797
     Notes and Mortgages                                               (189,464)
                                                             ------------------
         Net Cash From Financing Activities                           2,105,333
                                                             ------------------

 Increase in cash                                                        76,801
 Cash and cash equivalents, beginning of period                           1,882

 Cash and cash equivalents, end of period                    $           78,683
                                                             ==================


     The accompanying notes are an integral part of the financial statements

                        PINECREST INVESTMENT GROUP, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
                        FOR THE YEAR ENDED JUNE 30, 2000



  Supplemental Cash Flow Information:
    Cash paid for interest                                   $          567,742
    Cash paid for income taxes                               $                0


  Non-cash Investing and Financing Activities:
    Conversion of Notes Payable To Restricted Stock          $          140,000
    Stock Subscriptions Receivable                           $                4


     The accompanying notes are an integral part of the financial statements

                                      F-15 B-

                                       PINECREST INVESTMENT GROUP, INC.
                                         (A DEVELOPMENT STAGE COMPANY)
                                 STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                       FOR THE YEAR ENDED JUNE 30, 2000



                                               Common Shares          Capital
Amount          Retained Deficit
                                               -------------
--------------          ----------------
     Balance, June 30, 1999                      5,841,200
3,407,834                  (73,306)

         Common Shares Issued
         Under rule 504                            150,000
900,000

         Common Shares Issued
         To Discharge Debt                          23,334
140,000

         Common Shares Issued
         As Executive Bonus                         10,000
15,000

         5 for 4 Stock Split Approved Jan.
         10, 2000 for Stockholders' on Rec.
         as of December 31, 1999                 1,506,175

         Exercised right to convert
         $744,758 line of credit into
         124,127 shares of restricted
         common shares on June 25, 2000            124,127
1,247,992

         Net Loss for the year ended
         June 30, 2000
                (1,191,553)
                                                 ---------
---------              -----------

     Balance June 30, 2000                       7,654,836
5,710,826               (1,264,859)
                                                 =========
=========               ==========

     The accompanying notes are an integral part of the financial statements

                        PINECREST INVESTMENT GROUP, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS


         NOTE A-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Organization

         The Company was incorporated on September 9, 1997, in the State of Florida under the name of Synthetic Flowers of America, Inc. On January 15, 1999, a stock purchase agreement was signed between Synthetic Flowers of America, Inc. and David B. Howe, and the corporate name was changed to Pinecrest Investment Group, Inc. (See Note B-Stockholders' Equity) Since January 15, 1999, the Company has been involved in financial planning, the raising of capital, acquisition of property, plant, equipment and other operating assets, training personnel and developing of Markets. A brief list of the activities engaged in are as follows: (a) the purchase of hydroponic technology from Michael Foundation, Limited and Tillman & Associates, Inc., (b) entering into financial arrangements for funding of hydroponic growth facility in Lithia, Florida, (c) purchase of 40-acre property in Lithia, Florida to be used as site of first hydroponic growth facility of the Company, (d) negotiate, contract and purchase greenhouse materials and equipment to be used for the first hydroponic growth facility of the Company, (e) acquire building and development permits for construction of the Company's first hydroponic growth facility, (f) begin construction on first hydroponic growth facility, (g) hire and train personnel for the Company's first hydroponic growth facility, (h) specify and acquire computers, software and furniture to be used in the Company's first hydroponic growth facility, (I) maintain contact with future customers on timing of start-up of operations of the Company's first hydroponic growth facility, and (j) revise the Company's business plan as necessary.

         Year End

         The Company has elected June 30th as its fiscal year end.

         Cash, Equivalents and Fair Value of Financial Instruments

         All highly liquid investments with maturaties of three months or less when purchased are cash equivalents. Cash equivalents are carried at the lower of cost or market. Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash. During the period presented the Company did not maintain cash deposits at financial institutions in excess of the $100,000 limit covered by the Federal Deposit Insurance Corporation. The Company does not hold or issue financial instruments for trading purposes nor does it hold or issue interest rate or leveraged derivative financial instruments.

         Net Loss Per Share

         In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share." SFAS No. 128 supersedes and simplifies the existing computational guidelines under Accounting Principles Board ("APB") Opinion No. 15, "Earnings Per Share." The statement is effective for financial statements issued for periods ending after December 15, 1997. Among other changes, SFAS No. 128 eliminates the presentation of primary earnings per share and replaces it with basic earnings per share for which common stock equivalents are not considered in the computation. It also revises the computation of diluted earnings per share. The Company has adopted SFAS No. 128 and there is no material impact to the Company's earnings per share, financial condition, or results of operations. The Company's earnings per share have been restated for all periods presented to be consistent with SFAS No. 128.

                        PINECREST INVESTMENT GROUP, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                         NOTES TO FINANCIAL STATEMENTS


         NOTE A-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-(Continued)

         The basic loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding for the period. When present, common stock equivalents are excluded from the computation if their effect would be anti-dilutive. Shares issued at inception are considered to be outstanding for the entire period presented.

         Income Taxes

         Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classifications of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse. The deferred tax asset related to the operating loss carryforward has been fully reserved.
         The Company has not provided current or deferred income taxes for the period presented due to a loss from operations. The Company currently has a net operating loss carryforward which expires in 2013.

         Property, Plant and Equipment

         Property, plant and equipment are carried at cost. Depreciation of furniture and fixtures, equipment, and other fixed assets are provided on the straight-line method over the estimated useful life of the asset. Expenditures for maintenance and repairs are charges against operations. The technology purchased from Michael Foundation and Tillman & Associates, Inc. will be amortized on a unit of production basis. The rate of amortization will be $.015 per pound of product produced and will begin once the Company begins production. Revenue generating operations are anticipated to begin in July 2000. It is anticipated that the technology will be fully amortized over seven years. Organizational cost have been fully expensed.

         NOTE B-STOCKHOLDERS' EQUITY

         On September 5, 1997, in connection with the original organization of the Company, 4,000,000 shares of common stock was issued to Sheila Langley, the original President of the Company, for services provided and reimbursement of organizational costs and stock offering costs incurred by the Company but paid for by Langley. Fair value used for this transaction of $.0025 per share is based upon the fair value to the Company of the services provided and billings from the Company's attorney.

         Subsequently, on January 15, 1999, David B. Howe executed a stock purchase agreement on behalf of himself and several independent investors to purchase 3,680,000 of the 4,000,000 shares owned by Langley for $150,000 cash. On March 2, 1999, the Company repurchased 2,185,000 shares of the 3,680,000 purchased by Howe and the investors, for the purchase of the hydroponics technology from Michael Foundation, Ltd. (See Note-E- Related Party Transactions); of the remaining 1,495,000 shares, 400,000 shares were issued to Howe and the balance between the investors.

         On January 16, 1999, the Articles of Incorporation were amended to provide that the aggregate number of shares of capital stock that the Corporation shall be authorized to have outstanding at any one time shall be one hundred million shares of common stock at $.001 par value per share and twenty-five million shares of preferred at $.001 par value per share.

                        PINECREST INVESTMENT GROUP, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS


         NOTE B-STOCKHOLDERS' EQUITY-(Continued)

         On January 10, 2000 the Company's Board of Directors' approved a 5 for 4 stock split for shareholders of record on December 31, 1999, for a total of 1,506,175 additional shares. Also, the Board adopted the Pinecrest Investment Group, Inc. Incentive Stock Option Plan December 1999, which was app- roved by a majority of the shareholders. The Plan will be administered by the Executive Committee of the Board of Directors of the Company and authorizes the Committee to grant or award to eligible executives and employees of the Company and its subsidiaries, until January 10, 2010, incentive stock options for up to 1,200,000 shares of restricted common stock of the Company.

         On January 26, 2000 the Company amended its Articles of Incorporation to authorize a class of pre- ferred shares consisting of 10,000,000 shares with no par value per share.

         NOTE C-OTHER ASSET-HYDROPONICS TECHNOLOGY

         On March 2, 1999, the Company entered into agreements with Michael Foundation, Ltd., a Costa Rican corporation, and Tillman & Associates, Inc., a Florida corporation, for the purchase of certain hydroponics technology at a total purchase price of $3,437,500. The purchase price in the agreement with Michael Foundation, Ltd., consisted of 2,185,000 shares of restricted common stock with a current market value of $1.50 per share. The purchase price in the agreement with Tillman & Associates, Inc., consisted of 50,000 shares of restricted common stock with a current market value of $1.50 per share plus a note in the amount of $85,000.

         The aforementioned information and technology purchase includes, but may not necessarily be limited to, proprietary hydroponic growth solution formulas, equipment and greenhouse specifications and crop and equipment maintenance plans and programs.

         An independent expert analysis opinion, dated January 22, 1999, was performed by Jerry Pruitt, an agricultural consultant from Marbury, MD. His test included the validity of the Hydroponics Growing System and the salability of the retail/wholesale products derived from the process. Mr. Pruitt valued the Hydroponics Growing System purchased by the Company at $3.2 million dollars.

         The Company intends to grow several varieties of leaf lettuce, romaine lettuce, spinach and a wide assortment of culinary herbs that it sell and distribute directly to 4 and 5 star restaurants and resorts such as Disney World and Marriott.

                        PINECREST INVESTMENT GROUP, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS



         NOTE D-MORTGAGE PAYABLE

         Current debt consists of the following mortgage payable:


                                                Current   Non-Current    Total
                                                -------   -----------    -----
         Hopewell Land Partners. Ltd.
         Secured by 40 acres, Lithia, Fl.
         Dated April 9, 1999. Rate of
         interest-12%, simple interest.
         Interest only, balance July 9, 2000    $288,000      -0-      $288,000
                                                --------  ---------    --------
                  TOTALS                        $288,000      -0-      $288,000
                                                ========  =========    ========


         On April 9, 1999 the Company purchased a 40-acre tract of land in Lithia, Fl., approximately 20 miles southeast of its Tampa, Fl. Corporate offices, for $360,000. The Company provided $72,000 as a down payment and the seller, Hopewell Land Partners, Limited, provided pur-chase money mortgage financing for the balance of $288,000. The terms of the purchase money mortgage are interest only at 12% per annum, payable monthly for one year, at which time, July 9, 2000, the balance is due and payable in full. The Company is pursuing mortgage financing via a U.S. Rural Development Act Loan. However, discussions with interested private lenders and individuals indicate that, should the need arise, refinancing the first mortgage would not be a problem since the value of the property along with the improve- ments currently being built indicate a loan to value ratio of less than 50 percent. In addition, the mortgagee has granted the Company an addition of ninety days on the payoff of this mortgage to July 9, 2000.

                        PINECREST INVESTMENT GROUP, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS


         NOTE E-RELATED PARTY TRANSACTIONS

         On March 2, 1999, the Company purchased 2,185,000 shares of restricted common stock from President, David B. Howe and affiliated investors for $90,000 (Howe's cost) payable as follows: $30,000 cash and a note in the principal amount of $60,000 bearing 10% simple interest, due September 2, 2000. These shares were acquired by Howe and the investors in connection with his purchase of the Corporation. (See Note-B-Stockholders' Equity). As of December 6, 1999, this debt was converted to 13,334 shares of restricted stock.

         These shares were then simultaneously exchanged as part of the purchase price for the hydroponics technology from Michael Foundation, Ltd., and Tillman & Associates, Inc., that is necessary in the overall operation of the hydroponic herb and lettuce farm.

         On December 6, 1999, the remaining balance of $80,000 due Tillman & Associates, Inc. on the promissory note given in exchange for technology, was converted into restricted common stock of the Company at a rate of $6.00 per share for a total of 13,334 shares. The interest due on the note of $6,525.19 was paid in cash. Mr. Tillman is President of Tillman & Associates, Inc. and is President of Pinecrest Farms, Inc.

         In December 1999, 10,000 restricted shares of common stock were issued to Sheryl Salvadore, the Company's Corporate Secretary, pursuant to a grant to her as a bonus on March 2, 1999 at a value of $1.50 per share.

         In March 1999, the Company entered into a convertible line of credit with Michael Foundation, Limited, a major stockholder of the Company. This credit arrangement called for Michael Found- ation, Limited, to provide working capital for the Company while it was arranging for acceptable long-term funding for its Phase I construction and working capital needed until the Company att- ained profitability. This line of credit was for a total of $900,000, which amount could be converted into restricted common stock of the Company at a price of $6.00 per share. By the end of November 1999, the Company had borrowed approximately $300,000 against the Michael Foundation, Limited line of credit. In December 1999, the line of credit arrangement with Michael Foundation, Limited, was modified to call for the absolute purchase of 150,000 shares of restricted common stock by Michael Foundation, Limited at a price of $6.00 per share for a total of $900,000.

         On April 10, 2000, the Company entered into a convertible line of credit arrangement with Michael Foundation, Limited, a major stockholder of the Company. This credit arrangement called for Mich-ael Foundation, Limited to provide working capital, from time to time, for the Company while it was arranging for acceptable long-term funding for its Phase 1 construction and working capital needs until the Company attained positive cash flow. This line of credit was for a total of $1,500,000, which could be converted into restricted common stock of the Company at a price of $6.00 per share. On June 25, 2000, Michael Foundation, Limited exercised its right to convert $744,758 on the line of credit, including approximately $8,991 in accrued interest, into 124,127 shares of restricted common stock at a price of $6.00 per share.

                        PINECREST INVESTMENT GROUP, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS


         NOTE E-RELATED PARTY TRANSACTIONS-(continued)

         Pursuant to EITF 98-5, when the Company makes a draw of funds against the aforementioned line of credit, a journal entry is made that: (1) debits the amount of cash received; (2) credits the line of credit liability account; (3) debits interest expense for the intrinsic value of the beneficial conversion feature; and (4) credits Additional Paid in Capital for the same amount as interest expense. The amount debited to the interest expense is calculated as the difference between the fair value of the stock on the date the funds are received and the beneficial conversion price of $6.00 multiplied by the number of shares to be issued upon conversion, based upon that particular draw amount. Upon conversion, a journal entry is made that (1) debits the line of credit liability account for the appropriate amount to be converted (Conversion Price of $6.00 per share times the number of shares being issued); (2) credits Common Stock for the par value of the shares being issued; and (3) credits Additional Paid in Capital for the balance.

         NOTE F-INVESTMENT IN SUBSIDIARY

         On April 8, 1999, Articles of Incorporation were filed for Pinecrest Farms, Inc., a Florida corporation wholly-owned by Pinecrest Investment Group, Inc. Pinecrest Farms, Inc., functions as a subsidiary of the Company and was formed for the purpose of owning and operating the produce farms. The growing technology and the land for the farms is owned by the Company.

         As of June 30, 2000, substantially all expenditures were comprised of construction of Phase 1 of the Company's Lithia, Florida hydroponic farming facilities. The balance sheet of Pinecrest Investment Group, Inc. and Pinecrest Farms, Inc. are consolidated for these financial statements.

                        PINECREST INVESTMENT GROUP, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                             SUPPLEMENTAL STATEMENTS





         Statement of Operations                                       F-24
           For the period from September 9, 1997 (date of inception) through June 30, 2000

         Statement of Cash Flows                                       F-25
           For the period from September 9, 1997 (date of inception) through June 30, 2000

         Statement of Stockholders' Equity                             F-26
           For the period from September 9, 1997 (date of inception) through June 30, 2000

                        PINECREST INVESTMENT GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
                FOR THE PERIOD FROM INCEPTION (SEPTEMBER 9, 1997)
                                TO JUNE 30, 2000



         Income (Development Stage)
         Executive Bonuses                                     $         15,000
         Officers' Salary                                                97,500
         Admin. Leased Employees Salaries                               107,788
         Payroll Taxes and Leasing Cost                                  49,911
         Employee Benefit Programs                                        3,368
         Advertising                                                      3,307
         Automotive Expense                                               6,885
         Bank Charges                                                       718
         Travel and Entertainment                                         7,734
         Farm Operation Expenses                                        101,733
         Consulting Fees                                                124,442
         Dues and Subscriptions                                             160
         Insurance                                                        9,561
         Depreciation and Amortization                                   14,499
         Legal and Professional                                          13,543
         Repairs and Maintenance                                            984
         Taxes and Licenses                                               1,645
         Postage and freight                                              5,626
         Marketing Expense                                               26,676
         Permitting Fees                                                  9,102
         Rent                                                            23,375
         Office Supplies and Expense                                     12,338
         Telephone                                                       16,643
         Stock Transfer Fees                                              5,787
         Public Stock and Administrative Fees                            11,693
         Utilities                                                        1,695
         Miscellaneous Expense                                           16,684
                                                               ----------------
                  Total Operating Expenses                              688,397
                                                               ----------------

Other Income (Expenses)
    Interest Income                                                       4,536
    Interest Expense                                                   (580,998)
                                                               ----------------
                  Total Other Income (Expenses)                        (576,462)
                                                               ----------------

                  NET LOSS                                     $     (1,264,859)
                                                               ================


                  Earnings Per Share (Loss)                    $         (0.190)
                  Weighted Average Shares Outstanding                 6,670,974

                        PINECREST INVESTMENT GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
                FOR THE PERIOD FROM INCEPTION (SEPTEMBER 9, 1997)
                                TO JUNE 30, 2000


Net Loss                                                       $     (1,264,859)

Adjustments to Reconcile Net Income to Net
   Cash Provided from Operating Activities:
    Depreciation & Amortization                                          14,499
    Executive Bonuses in exchange for stock                              15,000
    Employee Advances                                                    (1,050)
    Accounts payable                                                     27,675
                                                               ----------------
         Net Cash Provided (Used) by Operating Activities            (1,208,735)
                                                               ----------------

 Cash Flows From (Used In) Investing Activities:
    Land and Improvements                                              (158,619)
    Greenhouses and Equipment                                          (681,939)
    Deposits                                                             (3,066)
    Other Fixed Assets                                                  (39,609)
                                                               ----------------
         Net Cash Used In Investing Activities                         (883,233)
                                                               ----------------

 Cash Flows From (Used In) Financing Activities:
     Common Stock Sold For Cash                                       1,981,187
     Notes and Mortgages                                               (189,464)
                                                               ----------------
     Net Cash From Financing Activities                               2,170,651
                                                               ----------------
Increase in cash                                                         78,683

Cash and cash equivalents, beginning of period                                0

Cash and cash equivalents, end of period                       $         78,683
                                                               ================

                                       PINECREST INVESTMENT GROUP, INC.
                                        (A DEVELOPMENT STAGE COMPANY)
                                      STATEMENT OF STOCKHOLDERS' EQUITY
                               FOR THE PERIOD FROM INCEPTION (SEPTEMBER 9, 1997)
                                                 TO JUNE 30, 2000



                                                 Common Shares          Capital
Amount           Retained Deficit
                                                 -------------
--------------           ----------------
         Common Shares Issued                       5,841,200
3,407,834

         Common Shares Issued
         Under rule 504                               150,000
900,000

         Common Shares Issued
         To Discharge Debt                             23,334
140,000

         Common Shares Issued
         As Executive Bonus                            10,000
15,000

         5 for 4 Stock Split Approved Jan.
         10, 2000 for Stockholders' on Rec.
         as of December 31, 1999                    1,506,175

         Exercised right to convert
         $744,758 line of credit into 124,127
         shares of restricted common shares
         on June 25, 2000                             124,127
1,247,992

         Accumulated Loss from incep. to
         June 30, 2000
                   (1,264,859)
                                                    ---------
---------                ----------
         Balance June 30, 2000                      7,654,836
5,710,826                (1,264,859)
                                                    =========
=========                ==========

                                    PART III

Item 1.  INDEX TO EXHIBITS.

Exhibit                    Description of Document
------------------  ------------------------------------------------------------
3(i)                Articles of Incorporation  for Synthetic Flowers of America,
                    Inc. (now known as Pinecrest  Investment Group,  Inc.) filed
                    September 5, 1997.*
------------------  ------------------------------------------------------------
3(ii)               Articles  of  Amendment  to  Articles  of  Incorporation  of
                    Synthetic  Flowers of America,  Inc.,  (name  change)  filed
                    February 15, 1999.*
------------------  ------------------------------------------------------------
3(iii)              Articles  of  Amendment  to  Articles  of  Incorporation  of
                    Pinecrest  Investment  Group,  Inc. (to authorize  preferred shares) filed January 25, 2000.*
------------------  ------------------------------------------------------------
3(iv)               Bylaws.*
------------------  ------------------------------------------------------------
10.0                Stock  Purchase   Agreement  between  Synthetic  Flowers  of
                    America, Inc., Sheila Langley and David B. Howe and assigns, dated January 15, 1999.*
------------------  ------------------------------------------------------------
10.1                Stock Purchase Agreement between Pinecrest  Investment Group and David B. Howe, dated March 2, 1999.*
------------------  ------------------------------------------------------------
10.2                Agreement for Sale and Purchase of Business  Assets  between
                    Tillman & Associates,  Inc. and Pinecrest  Investment Group,
                    Inc., dated March 2, 1999.*
------------------  ------------------------------------------------------------
10.3                Agreement for Sale and Purchase of Business  Assets  between
                    Michael Foundation,  Limited and Pinecrest Investment Group,
                    Inc. dated March 2, 1999.*
------------------  ------------------------------------------------------------
10.4                Mortgage  and  accompanying  Promissory  Note on purchase of
                    40-acre land tract.*
------------------  ------------------------------------------------------------
10.5                Employment  Agreement  between  Pinecrest  Investment Group,
                    Inc. and Thomas M. Tillman, dated November 22, 1999.*
------------------  ------------------------------------------------------------
10.6                Employment  Agreement  between  Pinecrest  Investment Group,
                    Inc. and David B. Howe, dated January 1, 2000.*
------------------  ------------------------------------------------------------
10.7                Letters of agreement  between  Pinecrest  Investment  Group,
                    Inc.  and Michael  Foundation,  Limited  regarding  lines of credit.
------------------  ------------------------------------------------------------
21.0                Subsidiaries of Pinecrest Investment Group, Inc.*
------------------  ------------------------------------------------------------

------------------  ------------------------------------------------------------
27.0                Financial Data Schedule.*
------------------  ------------------------------------------------------------
99.0                Form of Stock Certificate.*
------------------  ------------------------------------------------------------
99.1                Pinecrest Investment Group, Inc. Incentive Stock Option Plan
                    December 1999.*
------------------  ------------------------------------------------------------
*Previously submitted.


Item 2.  DESCRIPTION OF EXHIBITS.

         The required exhibits are attached hereto, as noted in Item 1 above.


                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            PINECREST INVESTMENT GROUP, INC.




Date:    July 31, 2001                        By:  /s/ David B. Howe
                                                  ------------------------------
                                                  David B. Howe, President